COMPASS
GROUP

RECEIVED
2008 JUN 11 P 12:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

PROCESSED
JUN 13 2008
THOMSON REUTERS

SUPPL

2 June 2008

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Notification from Compass Group PLC relating to the collaboration between the executive dining business Restaurant Associates and Gordon Ramsay.

2. Notification from Compass Group PLC relating to its interim results.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at April 30, 2008, in accordance with the Disclosure and Transparency Rules (May 1, 2008).

2. Notification from Compass Group PLC relating to its interim results.

3. Notification from Compass Group PLC relating to the resignation of director Mr. Tim Parker (May 23, 2008).

4. Notification from Compass Group PLC relating to the availability of the Interim Report for the half year ended 31 March 2008 (May 29, 2008).

[redacted]

08003185

dw 6/12

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01

COMPASS
GROUP

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC Interim Results for the six months ended 31 March 2008 (May 29, 2008).

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 88(2) – Return of allotment of 310,483 shares (May 2, 2008).

2. Companies Form No. 88(2) – Return of allotment of 446,831 shares (May 9, 2008).

3. Companies Form No. 88(2) – Return of allotment of 597,862 shares (May 22, 2008).

4. Companies Form No. 88(2) – Return of allotment of 3,224,150 shares (May 23, 2008).

5. Companies Form No. 288(b) – Resignation of director Tim Parker (May 23, 2008).

6. Companies Form No. 88(2) – Return of allotment of 535,010 (May 30, 2008).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Andrew V Derham
Deputy Company Secretary

Encs.

COMPASS
GROUP

82-5161

I NEWS RELEASES

Restaurant Associates

Wednesday 7th May 2008

RESTAURANT ASSOCIATES PARTNERS WITH GORDON RAMSAY

Restaurant Associates, part of leading foodservice company Compass Group UK & Ireland, is delighted to unveil an exciting new collaboration with Gordon Ramsay within its private executive dining business – ***'Gordon Ramsay at Restaurant Associates'***. Restaurant Associates has agreed a deal to bring the expertise of chefs from the Gordon Ramsay stable into its clients' private dining rooms. The new partnership will see chefs such as Jason Atherton and Angela Hartnett introducing their exciting menus and style into the Restaurant Associates' Hospitality business, to provide blue-chip London clients with an in-house hospitality offering that reflects the style and quality associated with the Gordon Ramsay name.

Jason Leek, managing director of Restaurant Associates, explains the benefits the partnership will bring: "Restaurant Associates is constantly looking to grow, develop and strengthen its customer offering. Gordon Ramsay and the chefs he works with will bring an invaluable expertise to the Restaurant Associates portfolio that we are keen to extend to our leading London clients. With a growing demand for superior quality and exclusive offers across our business, this partnership is a natural fit for Restaurant Associates."

This collaboration between Restaurant Associates and Gordon Ramsay Holdings will enable Restaurant Associates' clients to experience the culinary flair synonymous with Gordon Ramsay Holdings chefs and the very best levels of hospitality you would expect from Restaurant Associates.

Jason continues: "This collaboration brings numerous benefits for our leading London clients. Restaurant Associates is increasingly looking to bring restaurant quality food into its client offer. Along with the consistently high quality, prestige and kudos of having *Gordon Ramsay at Restaurant Associates* in their executive dining facilities, clients will also have access to the Ramsay chef stable of expertise at their networking events, chef's tables, master classes and VIP occasions. We believe this involvement will develop interest, add value and demonstrate the constant strive for innovation in the Restaurant Associates offering."

Gordon Ramsay was equally pleased with the new addition to the growing Gordon Ramsay Holdings portfolio. He said: "This is an exciting new venture for Gordon Ramsay Holdings. It

enables us to have a presence in the City without the constraints of running a restaurant with little or no evening and weekend trade. Restaurant Associates has an unrivalled reputation amongst leading London organisations, which makes this collaboration a natural fit."

An investment in culinary training and development is an integral part of this collaboration. Restaurant Associates chefs will spend time in Gordon Ramsay restaurants, learning from the individual Gordon Ramsay chefs and fully familiarising themselves with the company's approach and execution. The *Gordon Ramsay at Restaurant Associates* chefs will have access to a specially designed set of core and signature menus as well as a growing portfolio of recipes which will be compiled through regular workshops and training forums.

Jason concludes: "At Restaurant Associates, we are continuously looking for new ways to raise our game and develop our customer offering. Our business values are focused upon delivering the highest levels of innovation, service, lifestyle and simplicity. We achieve this through taking the lead in developing new offerings, tailoring our portfolio to our customer needs and energising our client businesses with great food and service. *Gordon Ramsay at Restaurant Associates* reflects all of these values and brings an exciting new culinary offering to our portfolio."

-Ends-

Editor's note:
Restaurant Associates offers the highest quality of catering and business services to all of its clients. Premium services include fine dining, conferencing and meeting room service, functions and events and front of house operations.

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at schools and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations.

For further information about Restaurant Associates, please contact:
Sangeeta Suthar, PR Manager
Restaurant Associates
Tel: 01895 554554
Email: Sangeeta.Suthar@restaurantassociates.co.uk
Website: www.restaurantassociates.co.uk

For further information about Gordon Ramsay Holdings, please contact:
Jo Barnes, Sauce Communications
Tel: 0208 600 3600
Email: jo@saucecommunications.com
Website: www.gordonramsay.com

COMPASS GROUP

Compass Group PLC

Interim Results

For The Six Months Ended 31 March 2008

Strong first half – ahead of expectations

• Revenue £5.6 billion	↑ 5% organic growth
• Operating profit £322 million	↑ 21% on a reported basis ↑ 18% on a constant currency basis
• Margin 5.7%	↑ 60 basis points
• Underlying earnings per share 10.8p	↑ 44%
• Interim dividend 4.0p	↑ 11%
• Free cash flow £180 million	↑ 32%
• Share buy back	Further £400 million

Richard Cousins, Chief Executive Officer, said:

"The Group has delivered a strong set of results as we continue to benefit from the implementation of the MAP (Management and Performance) framework and the tight operational focus it has instilled across the organisation. We have seen another step up in our margin, with all our geographies contributing to a 60 basis points Group wide increase. Our improved operational performance lifted free cash flow generation by 32%, whilst underlying earnings per share rose by 44%. The Group has also strengthened its contract mix by continuing to win high quality new business in key markets."

Sir Roy Gardner, Chairman, said:

"After more than two years of disposals, country exits, restructuring and the roll out of MAP across the business, it is clear that our strategy is delivering value for our shareholders. We believe that we have a well balanced and sustainable business model which has the capacity to drive continued revenue and margin growth over the medium term. Balance sheet efficiency (whilst not compromising flexibility) remains a priority and looking forward, we are confident about the second half of the year and the future potential for the business. With this as the background, we are increasing the interim dividend by 11% and will buy back a further £400 million of our shares over the next 18 months".

Financial summary For the six months ended 31 March	2008	2007	Increase
Continuing operations			
Revenue			
- constant currency [(1)]	£5,589m	£5,313m	5.2%
- reported	£5,589m	£5,181m	7.9%
Operating profit [(2)]			
- constant currency [(1)]	£322m	£273m	17.9%
- reported	£322m	£267m	20.6%
Operating Margin [(3)]	5.7%	5.1%	60bps
Profit before tax			
- underlying [(4)]	£289m	£224m	29.0%
- reported	£281m	£224m	25.4%
Free cash flow	£180m	£136m	32.4%
Basic earnings per share			
- underlying [(4)]	10.8p	7.5p	44.0%
- reported	10.4p	7.5p	38.7%
Total Group including discontinued operations			
Basic earnings per share	11.3p	9.6p	17.7%
Interim dividend per ordinary share	4.0p	3.6p	11.1%

(1) Constant currency restates the prior year results to 2008's average exchange rates.

(2) Includes share of profit of associates.

(3) Excludes share of profit of associates.

(4) Underlying profit before tax excludes revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness) of £(8) million (2007: £nil). Underlying basic earnings per share excludes these items net of tax.

(5) Organic growth is calculated by adjusting for acquisitions (excluding current period acquisitions and including a full period in respect of prior period acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior period at current period exchange rates) and compares the results against 2007.

Delivery of growth through Management and Performance (MAP) [b]

Our MAP programme continues to be embraced and embedded within the businesses, enabling us to deliver £49 million of constant currency operating profit growth as follows:

£15 million from net new business: Revenue growth from new business was just over 8% and retention levels were stable at around 94%. The process of addressing loss making contracts should largely be completed by the end of the year and we are renewing the focus on retention with the medium term objective to get back to a 95% level. Total new business for the year should be around £800 million, with the continued focus on the quality of this new business.

£31 million from like for like growth: Through MAP we are focussing on all lines of the Income Statement, not just food and labour costs. We have continued to achieve better like for like revenue growth of around 3%. On the cost side we have also continued to see good progress in minimising input cost increases and delivering efficiency savings, through menu planning and labour scheduling. We have around £1.5 billion of in unit overheads across the businesses each year and we are now beginning to focus on this in the same way as on food and labour costs.

£3 million above unit overheads savings: Overhead productivity improved by approximately £11 million, more than offsetting £8 million of inflationary impact. We are working hard to leverage the reduced overhead base.

Food cost inflation

We continue to see market inflation for our basket of goods of 4-5% (last reported in November). Although the increases occurring in dairy, rice and pasta prices have been at significantly higher rates, these account for only about 10% of the Group's spend on food. We are able to mitigate around 1 percentage point through leveraging our purchasing scale, as well as benefiting from menu planning, a focus on reducing waste, product and supplier rationalisation and client and consumer price increases. Our ability to manage inflationary pressures has helped us to deliver the 60 basis points improvement in operating margin.

Strategy and the future

Over the last two years we have significantly reduced the risk profile of the Group by:

- Selling non-core businesses such as SSP, Moto and Selecta, exiting around 35 small countries (we are now present in 62 countries) and focussing our efforts on the core contract catering and support services businesses.
- Improving transparency and governance by launching MAP and driving it across and down into the businesses together with improved and consistent monthly reporting and business review processes.
- Strengthening our senior management team.

We now have a much healthier and more disciplined business. The implementation of MAP means that revenue growth is focused on quality new business and we are committed to providing a good service, both to our clients and consumers, whilst creating value and improved returns for our shareholders. We have a tremendous contract base with retention rates of 94% and a balanced geographical spread with strong positions in our most important geographies and a good spread of business across sectors.

By staying focused on our tighter business model we believe we will generate significant free cash flows. We intend to continue to invest intelligently in capital expenditure to grow our business organically, and in the medium term, we expect to see an increase in infill acquisition opportunities in our core businesses and in our core countries. We will only invest in infill acquisitions where they clearly create real shareholder value. Over the last six months we have invested £39 million in infill acquisitions, predominantly in the USA, and £102 million in the buyout of minority interests, mainly in Brazil and Japan.

Over the next 18 months we will buy back a further £400 million of our shares, which will maintain an efficient balance sheet whilst allowing flexibility for further infill acquisitions.

Notes to editors:

(a) Compass Group is the world's largest foodservice company with annual revenue of over £10 billion operating in 62 countries. For more information visit www.compass-group.com

(b) MAP is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) The timetable for payment of the interim dividend of 4.0p per share is as follows:

Ex dividend date:	25 June 2008
Record date:	27 June 2008
Payment date:	4 August 2008

(d) Forward looking statements

This Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(e) A presentation for analysts and investors will take place at 9:30 a.m. (BST/London) on Wednesday 14 May 2008 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.

The live presentation can also be accessed via both a teleconference and webcast:

- To listen to the live presentation via teleconference, dial +44 (0) 208 974 7900, passcode 825778.
- To view the presentation slides and/or listen to a live webcast of the presentation, go to www.compass-group.com or www.cantos.com
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available from 3:00 p.m. (BST/London) on Wednesday 14 May 2008 for seven days. To hear the replay, dial +44 (0) 207 136 9233, passcode 67707009.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com

Enquiries:

Investors/Analysts	Andrew Martin	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

Website: www.compass-group.com

Interim management report

Business review

Group trading review

Compass Group today announces its unaudited interim results for the six month period ended 31 March 2008.

Financial summary For the six months ended 31 March	2008	2007	Increase
Continuing operations			
Revenue			
- constant currency [(1)]	£5,589m	£5,313m	5.2%
- reported	£5,589m	£5,181m	7.9%
Operating profit [(2)]			
- constant currency [(1)]	£322m	£273m	17.9%
- reported	£322m	£267m	20.6%
Operating Margin [(3)]	5.7%	5.1%	60bps
Profit before tax			
- underlying [(4)]	£289m	£224m	29.0%
- reported	£281m	£224m	25.4%
Free cash flow	£180m	£136m	32.4%
Basic earnings per share			
- underlying [(4)]	10.8p	7.5p	44.0%
- reported	10.4p	7.5p	38.7%
Total Group including discontinued operations			
Basic earnings per share	11.3p	9.6p	17.7%
Interim dividend per ordinary share	4.0p	3.6p	11.1%

(1) Constant currency restates the prior year results to 2008's average exchange rates.

(2) Includes share of profit of associates.

(3) Excludes share of profit of associates.

(4) Underlying profit before tax excludes revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness) of £(8) million (2007: £nil). Underlying basic earnings per share excludes these items net of tax.

Revenue

Overall, organic revenue growth was 5%, comprising new business of 8%, retention of 94% and like for like growth of 3%. Organic growth is calculated by adjusting for acquisitions (excluding current period acquisitions and including a full period in respect of prior period acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against the same period in 2007.

The table below summarises the performance of the Group's continuing operations by geographic segment.

Segmental performance Six months ended 31 March	2008	2007	Reported change %	Constant currency change %	Organic change %
Continuing operations					
Revenue (£m)					
North America	2,267	2,155	5	7	7
Continental Europe	1,488	1,306	14	4	4
United Kingdom	965	955	1	1	1
Rest of the World	869	765	14	6	9
Total	5,589	5,181	8	5	5
Operating profit [1] (£m)					
North America	153	132			
Continental Europe	106	85			
United Kingdom	52	51			
Rest of the World	38	25			
Unallocated overheads	(29)	(29)			
Associates	2	3			
Total	322	267			
Operating margin [2] %					
North America	6.7	6.1			
Continental Europe	7.1	6.5			
United Kingdom	5.4	5.3			
Rest of the World	4.4	3.3			
Total	5.7	5.1			

(1) Operating profit includes share of profit of associates UK £1 million (2007: £2 million) and North America £1 million (2007: £1 million)

(2) Operating margin is based on revenue and operating profit excluding share of profit of associates.

North America – 40.6% Group revenue (2007: 41.6%)

In North America all of the sectors are performing well and we are continuing to see good quality organic revenue growth of 7% across a broad and well balanced portfolio. We are winning large and good quality contracts, are seeing excellent retention of over 96% and there is an increased focus on driving like for like performance. Our success in creating a multi-service Healthcare business through cross-selling between Morrisons, our food service business, and Crothall, our support services business has delivered double digit organic revenue growth in this sector. Chartwells, our Education business, continues to generate strong like for like growth through innovation and we have made good progress in the Business & Industry sector, Levy, our Sports & Leisure business, and in the Canadian business.

Operating profit increased by £25 million, or 20%, on a constant currency basis to £153 million (2007: £128 million on a constant currency basis). This represents a further increase in the margin by 60 basis points to 6.7%, benefiting from the reduction in overheads in the second half of last year. Good management of input costs, better like for like growth and ongoing operating efficiencies across all of the main businesses are contributing to the improvement. We are currently working to drive further supply chain efficiencies and there remains a good opportunity to leverage the overhead base.

Continental Europe – 26.6% Group revenue (2007: 25.2%)

We are seeing an inflow of good quality new business and are placing a greater focus on like for like growth in Continental Europe with the organic revenue growth of 4% seen in the second half of 2007 continuing into the first half of 2008. There has been good progress in France, Spain, Nordic and Portugal and Italy is continuing to improve.

On a constant currency basis, growth of £12 million in operating profit from continuing operations to £106 million (2007: £94 million on a constant currency basis) represents a margin improvement of 60 basis points to 7.1%. The margin growth has come from further like for like revenue growth being converted at a high drop through and an attention to detail across all areas of MAP and across all countries. It is important to remember that the seasonality of this business, with the reduction in participation in the Business & Industry sector over the summer period and the closure of schools, means that we record stronger profits and margin in the first half compared to the second half.

UK – 17.3% Group revenue (2007: 18.4%)

The UK performance in the first half of the year is in line with expectations. Operating profit was £52 million (2007: £51 million), representing a 10 basis points improvement in the margin.

Over the last 18 months there has been extensive restructuring of the business, reducing management layers and increasing simplicity; we have almost completed the extensive process of addressing loss making contracts; we have made substantial operational changes to our Education business, and we now have a strong platform for moving forward; and we have simplified the purchasing organisation.

Within the business we continue to focus on all aspects of the culinary experience. In 2007 we appointed a UK Executive Chef and senior executive chefs for our major sectors, who are also part of our senior leadership team. This is an initiative adapted from our US business, and encourages the development of the culinary side of the business through working with our chefs, suppliers and clients. This is working well and as an example we have been able to build on the progress already made within our schools business, with both our Executive Chef and fully qualified educational nutritionist developing healthier menus.

We also continue to build on culinary heritage that exists within the business and were pleased to announce last week that we are to strengthen our fine dining offer with Gordon Ramsay at Restaurant Associates. This builds on the existing relationships with Albert & Michel Roux and Gary Rhodes.

We continue to simplify business processes and are increasing our focus on generating quality revenue growth and improving our retention levels. However, we do now have the key building blocks in place which will allow the business to move forward in the medium term.

Rest of the World – 15.5% Group revenue (2007: 14.8%)

In the Rest of the World, our two largest businesses, Australia and Japan, together account for just over 50% of revenues. Australia has continued to deliver good organic revenue growth of 5% and ongoing margin progression. We have a great market position in the remote site business to service the requirements of the fast moving extractive industries sector.

In Japan, the focus has been on driving efficiency, addressing loss making contracts and integrating our Healthcare business, and the margin is now moving closer to the Rest of the World average. There is still much hard work to do and we need to continue to drive for improved revenue growth and further operating efficiencies.

The Latin American business is dominated by Brazil which is now one of our largest 10 countries following the acquisition of the remaining 50% interest in GR SA. The business is performing well in a very buoyant market with 15% organic revenue growth and we are seeing encouraging early signs of further improvement in the business performance.

Performance in the remaining remote site business has also been good and in the UAE we are benefiting from the strength of the economy to deliver 29% organic revenue growth combined with steady margin progression.

Overall, the Rest of the World has again made good progress, delivering £38 million operating profit from continuing operations (2007: £27 million on a constant currency basis), an increase of £11 million, or 41%, on a constant currency basis. This represents margin growth of 110 basis points.

Unallocated overheads

Unallocated overheads for the six months were £29 million (2007: £29 million), in line with the same period last year, reflecting the continuing strengthening of the central functions together with delivery of overhead efficiencies.

Operating profit

Operating profit from continuing operations, including associates, was £322 million (2007: £267 million), an increase of 21% on a reported basis. The operating profit increased by £49 million on a constant currency basis, up 18%. This represents a 60 basis point improvement in margin.

Net finance cost

Underlying net finance cost, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), was £33 million (2007: £43 million). We expect a higher second half net finance cost as a result of the increased level of net debt following the completion of the £1 billion share buy back and the acquisition spend in the first six months, giving a full year expected net finance cost of £75 million.

Profit before tax

Profit before tax from continuing operations was £281 million (2007: £224 million).

On an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), profit before tax from continuing operations increased by 29% to £289 million (2007: £224 million).

Income tax expense

On an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), the tax charge from continuing operations and before exceptional items was £83 million (2007: £65 million), an effective tax rate of 29% (2007: 29%). We continue to expect the Group's effective tax rate to average out at around the 29% level for the short term.

Discontinued operations

Profit after tax and exceptional items from discontinued operations was £16 million (2007: £44 million).

Basic earnings per share

Basic earnings per share were 11.3 pence (2007: 9.6 pence). Excluding the results of discontinued operations and exceptional items, basic earnings per share on an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), were 10.8 pence (2007: 7.5 pence).

	Attributable Profit		Basic earnings per share		
	2008 £m	2007 £m	2008 Pence	2007 Pence	Change %
Reported	213	198	11.3	9.6	17.7
Discontinued operations and exceptional items	(16)	(44)	(0.9)	(2.1)	
Hedge accounting ineffectiveness (net of tax)	6	-	0.4	-	
Underlying	203	154	10.8	7.5	44.0

Dividends

An interim dividend of 4.0 pence per share, a year on year increase of 11%, will be paid on 4 August 2008 to shareholders on the register on 27 June 2008.

Free cash flow

Free cash flow from the continuing business totalled £180 million (2007: £136 million). The major factors contributing to the increase were a £55 million increase in operating profit after associates and a £15 million reduction in the net interest outflow.

Gross capital expenditure of £83 million (2007: £79 million), including amounts purchased by finance lease of £3 million (2007: £3 million), represents 1.5% of revenues (2007: 1.5% of revenues). We continue to expect a higher level of gross capital expenditure in the second half, driven in part by the Education sector where projects typically take place over the summer holiday months. We therefore expect gross capital expenditure in the full year to be around the 2% of revenues level.

Further good progress on working capital has resulted in an outflow in the first six months of £62 million (2007: £56 million). We continue to expect to achieve an average sustainable improvement of £20 - £30 million a year for the foreseeable future, but with better improvement for this year and next year.

The cash tax rate for the first six months was 24% (2007: 27%), based on underlying profit before tax for the continuing operations, and we continue to expect the cash tax rate to average out at the mid to high 20s level over the short term.

The net interest outflow of £32 million (2007: £47 million) continues to reflect the impact of the 2004 swap monetisation, which will be substantially unwound by the end of 2009.

Acquisitions

The acquisition spend in the first half of the year totalled £146 million, comprising £39 million of infill acquisitions (including £36 million on Professional Services in the USA), £102 million on the buyout of minority interests (including £87 million on the remaining 50% of our Brazilian business and £14 million to take our shareholding in Seiyo Foods, our Japanese business, from 86% to 95%) and £5 million of deferred consideration relating to previous acquisitions.

Related party transactions

Details of transactions with related parties are set out in note 19. With the exception of the acquisition of the remaining 50% interest in GR SA, the group's Brazilian business, these transactions have not, and are not expected to have, a material effect on the financial performance or the position of the Group.

Outlook

After more than two years of disposals, country exits, restructuring and the roll out of MAP across the business, it is clear that our strategy is delivering value for our shareholders. We believe that we have a well balanced and sustainable business model which has the capacity to drive continued revenue and margin growth over the medium term. Balance sheet efficiency (whilst not compromising flexibility) remains a priority and looking forward, we are confident about the second half of the year and the future potential for the business. With this as the background, we are increasing the interim dividend by 11% and will buy back a further £400 million shares of our over the next 18 months.

Interim management report
Principal risks and uncertainties

Risk management

The Board has a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

Compass Group has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. A risk assessment exercise is carried out across the Group twice per year and the outcomes are reviewed by the Board.

Outlined below is a summary of what the Board considers to be the key risks and uncertainties currently facing the business and the activities the Group undertakes to mitigate against these key risks and uncertainties.

The Group's approach to managing liquidity risk, foreign currency risk and interest rate risk are set out on page 16 of the Annual Report for the year ended 30 September 2007. The Annual Report is published in the Investor Relations section of the Group website (www.compass-group.com) and is available from the Company on request.

Key risks and uncertainties

Description	Mitigating activities
Food safety	The Group has in place policies, processes and training procedures to ensure compliance with its legal obligations in relation to food hygiene and safety.
Client retention	Our business model is structured so that we are not reliant on one particular sector, geography or group of clients.
People retention and motivation	Training and development programmes, succession planning and performance management are designed to align rewards with our corporate objectives and to retain and motivate our best people.
Health, safety and environment	Our Health, Safety and Environment Forum promotes policy, sets standards and monitors best practice and reports to the Corporate Social Responsibility Committee.
Purchasing	To reduce risk we are focusing on traceability, clear specification of our requirements to nominated suppliers and the improvement of purchasing compliance by unit managers.
Litigation	Though we do not operate in a litigious industry we have in place policies and processes in our major countries to mitigate against third-party litigation.
Reputation	The Group's zero tolerance based Code of Ethics governs all aspects of our relationship with our stakeholders. The Corporate Social Responsibility Committee investigates any alleged breaches.

Richard J Cousins
Group Chief Executive

Andrew D Martin
Group Finance Director

Responsibility statement

Directors' responsibilities

The interim report complies with the Disclosure and Transparency Rules ('DTR') of the United Kingdom's Financial Services Authority in respect of the requirement to produce a half-yearly financial report. The interim report is the responsibility of, and has been approved by, the directors.

We confirm that to the best of our knowledge:

- the condensed set of financial statements has been prepared in accordance with IAS 34;
- the interim management report includes a fair review of the important events during the first six months and description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and
- the interim management report includes a fair review of disclosure of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Mark J White
General Counsel and Company Secretary
14 May 2008

Independent review report to Compass Group PLC

Introduction

We have been engaged by Compass Group PLC ('the Company') to review the condensed set of financial statements in the interim report for the six months ended 31 March 2008 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 21. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdoms' Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting,' as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim report for the six months ended 31 March 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors, London
14 May 2008

Consolidated income statement
for the six months ended 31 March 2008

	Notes	Six months to 31 March 2008 Unaudited £m	Six months to 31 March 2007 Unaudited £m	Year ended 30 September 2007 Audited £m
Continuing operations:				
Revenue	3	**5,589**	5,181	10,268
Operating costs		**(5,269)**	(4,917)	(9,743)
Operating profit	3	**320**	264	525
Share of profit of associates	3	**2**	3	4
Total operating profit	3	**322**	267	529
Finance income	4	**16**	13	28
Finance costs	4	**(49)**	(56)	(115)
Hedge accounting ineffectiveness	4	**(8)**	-	(6)
Profit before tax		**281**	224	436
Income tax expense	5	**(81)**	(65)	(124)
Profit for the period from continuing operations	3	**200**	159	312
Discontinued operations:				
Profit for the period from discontinued operations	6,7	**16**	44	212
Continuing and discontinued operations:				
Profit for the period		**216**	203	524
Attributable to:				
Equity shareholders of the Company		**213**	198	515
Minority interest		**3**	5	9
Profit for the period		**216**	203	524
Basic earnings per share (pence)				
From continuing operations	8	**10.4p**	7.5p	15.0p
From discontinued operations	8	**0.9p**	2.1p	10.6p
From continuing and discontinued operations	8	**11.3p**	9.6p	25.6p
Diluted earnings per share (pence)				
From continuing operations	8	**10.4p**	7.5p	15.0p
From discontinued operations	8	**0.8p**	2.1p	10.4p
From continuing and discontinued operations	8	**11.2p**	9.6p	25.4p

Impairment of goodwill, impairment of inventories, impairment of financial assets and net foreign exchange gains / losses recorded in the income statement £nil (2007: £nil).

Consolidated statement of recognised income and expense
for the six months ended 31 March 2008

	Notes	Six months to 31 March 2008 Unaudited £m	2007 Unaudited £m	Year ended 30 September 2007 Audited £m
Net income / (expense) recognised in equity				
Currency translation differences		**7**	(2)	(12)
Actuarial gains / (losses) on post-retirement employee benefits	11	**(18)**	-	38
Tax on items taken directly to equity		**9**	-	8
Recognition of deferred tax asset relating to currency translation differences in prior years		**-**	37	37
Net income / (expense) recognised directly in equity		**(2)**	35	71
Profit for the period				
Profit for the period		**216**	203	524
Total recognised income and expense for the period	12	**214**	238	595
Attributable to:				
Equity shareholders of the Company		**210**	231	576
Minority interest		**4**	7	19
Total recognised income and expense for the period	12	**214**	238	595

Consolidated balance sheet
as at 31 March 2008

	Notes	As at 31 March 2008 Unaudited £m	As at 31 March 2007 Unaudited £m	As at 30 September 2007 Audited £m
Non-current assets				
Goodwill		**3,147**	3,017	2,985
Other intangible assets		**205**	139	142
Property, plant and equipment		**600**	579	576
Interests in associates		**25**	40	25
Other investments		**13**	6	12
Trade and other receivables		**79**	101	66
Deferred tax assets*		**244**	270	240
Derivative financial instruments**		**19**	4	13
Non-current assets		**4,332**	4,156	4,059
Current assets				
Inventories		**197**	180	179
Trade and other receivables		**1,530**	1,339	1,343
Tax recoverable*		**14**	7	10
Cash and cash equivalents**		**400**	536	839
Derivative financial instruments**		**1**	8	2
Current assets		**2,142**	2,070	2,373
Assets of disposal groups				
Assets included in disposal groups held for sale	6	**-**	652	-
Total assets		**6,474**	6,878	6,432
Current liabilities				
Short-term borrowings**		**(111)**	(141)	(151)
Derivative financial instruments**		**(8)**	(1)	-
Provisions	10	**(92)**	(70)	(86)
Current tax liabilities*		**(169)**	(219)	(171)
Trade and other payables		**(1,983)**	(1,764)	(1,833)
Current liabilities		**(2,363)**	(2,195)	(2,241)
Non-current liabilities				
Long-term borrowings**		**(1,509)**	(1,771)	(1,452)
Derivative financial instruments**		**(2)**	(13)	(15)
Post-employment benefit obligations	11	**(177)**	(254)	(162)
Provisions	10	**(372)**	(291)	(351)
Deferred tax liabilities*		**(23)**	(6)	(5)
Other payables		**(32)**	(46)	(36)
Non-current liabilities		**(2,115)**	(2,381)	(2,021)
Liabilities of disposal groups				
Liabilities included in disposal groups held for sale	6	**-**	(149)	-
Total liabilities		**(4,478)**	(4,725)	(4,262)
Net assets		**1,996**	2,153	2,170
Equity				
Share capital		**185**	201	193
Share premium account		**144**	103	122
Capital redemption reserve		**42**	24	33
Less: own shares		**(4)**	(4)	(1)
Other reserves		**4,342**	4,301	4,312
Retained earnings		**(2,729)**	(2,490)	(2,511)
Total equity shareholders' funds		**1,980**	2,135	2,148
Minority interests		**16**	18	22
Total equity	12	**1,996**	2,153	2,170

* Component of current and deferred taxes ** Component of net debt

Consolidated cash flow statement
for the six months ended 31 March 2008

	Notes	Six months to 31 March 2008 Unaudited £m	Six months to 31 March 2007 Unaudited £m	Year ended 30 September 2007 Audited £m
Cash flow from operating activities				
Cash generated from operations	14	**348**	304	753
Interest paid		**(47)**	(59)	(152)
Interest element of finance lease rentals		**(1)**	(1)	(3)
Tax received		**6**	-	4
Tax paid		**(76)**	(61)	(121)
Net cash from / (used in) operating activities of continuing operations		**230**	183	481
Net cash from / (used in) operating activities of discontinued operations		**2**	18	(18)
Net cash from / (used in) operating activities		**232**	201	463
Cash flow from investing activities				
Purchase of subsidiary companies and investments in associated undertakings [1]	13	**(146)**	(24)	(31)
Proceeds from sale of subsidiary companies and associated undertakings - discontinued activities[1]	6	**(10)**	-	782
Proceeds from sale of subsidiary companies and associated undertakings - other activities[1]		**-**	29	32
Proceeds from sale of other investments		**-**	-	4
Tax on profits from sale of subsidiary companies and associated undertakings		**(5)**	(61)	(51)
Contribution of disposal proceeds to pension plans		**-**	-	(45)
Purchase of property, plant and equipment		**(65)**	(64)	(156)
Proceeds from sale of property, plant and equipment		**14**	17	22
Purchase of intangible assets and investments		**(15)**	(12)	(21)
Dividends received from associated undertakings		**3**	-	6
Interest received		**16**	13	28
Net cash from / (used in) investing activities by continuing operations		**(208)**	(102)	570
Net cash from / (used in) investing activities by discontinued operations		**-**	(22)	(30)
Net cash from / (used in) investing activities		**(208)**	(124)	540
Cash flow from financing activities				
Proceeds from issue of ordinary share capital	12	**22**	7	27
Purchase of own shares [2]		**(290)**	(290)	(576)
Net increase / (decrease) in borrowings - excluding new leases and lease repayments	15	**(61)**	42	(239)
Repayment of obligations under finance leases	15	**(6)**	(9)	(15)
Equity dividends paid	9,12	**(135)**	(136)	(208)
Dividends paid to minority interests	12	**(3)**	(1)	(3)
Net cash from / (used in) financing activities by continuing operations		**(473)**	(387)	(1,014)
Net cash from / (used in) financing activities by discontinued operations		**-**	-	-
Net cash from / (used in) financing activities		**(473)**	(387)	(1,014)
Cash and cash equivalents				
Net increase / (decrease) in cash and cash equivalents	15	**(449)**	(310)	(11)
Cash and cash equivalents at beginning of the period		**839**	848	848
Currency translation gains / (losses) on cash and cash equivalents		**10**	(2)	2
Cash and cash equivalents at end of the period		**400**	536	839

(1) Net of cash acquired or disposed and payments received or made under warranties and indemnities.
(2) Share buy-back and increase / (decrease) in own shares held to satisfy employee share-based payments.

Reconciliation of free cash flow from continuing operations
for the six months ended 31 March 2008

	Six months to 31 March		Year ended 30 September
	2008 Unaudited £m	2007 Unaudited £m	2007 Audited £m
Net cash from operating activities for continuing operations	**230**	183	481
Purchase of property, plant and equipment	**(65)**	(64)	(156)
Proceeds from sale of property, plant and equipment	**14**	17	22
Purchase of intangible assets and investments	**(15)**	(12)	(21)
Dividends received from associated undertakings	**3**	-	6
Interest received	**16**	13	28
Dividends paid to minority interests	**(3)**	(1)	(3)
Free cash flow from continuing operations	**180**	136	357

Notes to the condensed financial statements
for the six months ended 31 March 2008

1 Basis of preparation

The unaudited interim condensed financial statements for the six months ended 31 March 2008 have been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting' ('IAS 34'), and have been prepared on the basis of International Financial Reporting Standards ('IFRSs') and International Financial Reporting Interpretations Committee ('IFRIC') interpretations as adopted by the European Union that are effective for the year ended 30 September 2008.

The unaudited interim condensed financial statements for the six months ended 31 March 2008, which were approved by the Board on 14 May 2008, do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report for the year ended 30 September 2007. Those accounts have been reported upon by the Group's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985. The Annual Report is published in the Investor Relations section of the Group website (www.compass-group.com) and is available from the Company on request.

Except as described below, the accounting policies and method of computation adopted in the preparation of the unaudited interim condensed financial statements are consistent with the policies applied by the Group in its consolidated financial statements for the year ended 30 September 2007.

In the current financial year, the Group will adopt International Financial Reporting Standard 7 'Financial Instruments: Disclosures' ('IFRS 7') for the first time. As IFRS 7 is a disclosure standard, there is no impact of that change in accounting policy on the interim financial statements. Full details of the change will be disclosed in the Annual Report for the year ended 30 September 2008.

2 Seasonality of operations

Overall, seasonality is not a significant factor across the Group. However, within individual sectors and geographies we do see some seasonal effects. Revenues in the Education sector are lower outside term time and activity in the Business & Industry sector in Continental Europe slows down throughout the summer.

3 Segmental reporting

	Geographical segments					
Revenues	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Intra Group £m	Total £m
Six months to 31 March 2008						
Total revenue	**2,267**	**1,488**	**965**	**872**	-	**5,592**
Less: inter-segment revenue(3)	-	-	-	-	-	-
External revenue	**2,267**	**1,488**	**965**	**872**	-	**5,592**
Less: discontinued businesses	-	-	-	**(3)**	-	**(3)**
External revenue - continuing	**2,267**	**1,488**	**965**	**869**	-	**5,589**
Six months to 31 March 2007						
Total revenue	2,155	1,525	996	786	(15)	5,447
Less: inter-segment revenue(3)	-	(6)	(5)	(4)	15	-
External revenue	2,155	1,519	991	782	-	5,447
Less: discontinued businesses	-	(213)	(36)	(17)	-	(266)
External revenue - continuing	2,155	1,306	955	765	-	5,181
Year ended 30 September 2007						
Total revenue	4,206	2,842	1,986	1,610	(18)	10,626
Less: inter-segment revenue(3)	-	(7)	(7)	(4)	18	-
External revenue	4,206	2,835	1,979	1,606	-	10,626
Less: discontinued businesses	-	(282)	(48)	(28)	-	(358)
External revenue - continuing	4,206	2,553	1,931	1,578	-	10,268

3 Segmental reporting continued

Result	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Central activities £m	Total £m
	Geographical segments					
Six months to 31 March 2008						
Total operating profit before associates	**153**	**106**	**52**	**38**	**(29)**	**320**
Less: discontinued businesses	**-**	**-**	**-**	**-**	**-**	**-**
Operating profit before associates - continuing	**153**	**106**	**52**	**38**	**(29)**	**320**
Add: Share of profit of associates	**1**	**-**	**1**	**-**	**-**	**2**
Operating profit - continuing	**154**	**106**	**53**	**38**	**(29)**	**322**
Finance income						**16**
Finance costs						**(49)**
Hedge accounting ineffectiveness						**(8)**
Profit before tax						**281**
Income tax expense						**(81)**
Profit for the period from continuing operations						**200**
Six months to 31 March 2007						
Total operating profit before associates	132	109	52	24	(29)	288
Less: discontinued businesses	-	(24)	(1)	1	-	(24)
Operating profit before associates - continuing	132	85	51	25	(29)	264
Add: Share of profit of associates	1	-	2	-	-	3
Operating profit - continuing	133	85	53	25	(29)	267
Finance income						13
Finance costs						(56)
Hedge accounting ineffectiveness						-
Profit before tax						224
Income tax expense						(65)
Profit for the period from continuing operations						159
Year ended 30 September 2007						
Total operating profit before associates	264	181	107	54	(58)	548
Less: discontinued businesses	-	(30)	-	7	-	(23)
Operating profit before associates - continuing	264	151	107	61	(58)	525
Add: Share of profit of associates	1	-	3	-	-	4
Operating profit - continuing	265	151	110	61	(58)	529
Finance income						28
Finance costs						(115)
Hedge accounting ineffectiveness						(6)
Profit before tax						436
Income tax expense						(124)
Profit for the year from continuing operations						312

(1) Mexico was transferred from the Rest of the World to the North America segment during the current reporting period to reflect a similar change in the management reporting structure. The 2007 segmental results have been restated on a consistent basis.
(2) The revenues and result for the six months to 31 March 2007 have also been restated to reflect other organisational changes implemented in the second half of 2007.
(3) In prior periods inter-segment revenue largely arose as the result of trading between Selecta and other discontinued companies and the rest of the Group.

4 Finance income and costs

Finance income and costs	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Finance income			
Bank interest	15	13	28
Expected return on pension scheme assets net of amount charged to scheme liabilities (note 11)	1	-	-
Total finance income	16	13	28
Finance costs			
Bank loans and overdrafts	7	2	5
Other loans	41	52	104
Finance lease interest	1	1	3
Interest on bank loans, overdrafts, other loans and finance leases	49	55	112
Unwinding of discount on put options held by minority shareholders	-	-	1
Amount charged to pension scheme liabilities net of expected return on scheme assets (note 11)	-	1	2
Total finance costs	49	56	115
Hedge accounting ineffectiveness			
Unrealised net losses / (gains) on financial instruments	8	-	3
Unhedged translation losses on foreign currency borrowings	-	-	3
Total hedge accounting ineffectiveness losses / (gains)	8	-	6

5 Tax

The income tax expense on continuing operations for the period is based on an estimated full year effective tax rate of 29% (last full year 28%).

Recognised in the income statement: Income tax expense on continuing operations	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Current year	79	86	149
Adjustment in respect of prior years	(8)	(19)	(27)
Current tax expense / (credit)	71	67	122
Current year deferred tax	10	(2)	2
Impact of changes in statutory tax rates	-	-	6
Adjustment in respect of prior years	-	-	(6)
Deferred tax expense / (credit)	10	(2)	2
Income tax expense / (credit) on continuing operations	81	65	124

The impact of changes in statutory tax rates in the year ended 30 September 2007 related principally to the reduction of the UK corporation tax rate from 30% to 28% from 1 April 2008. This change resulted in a deferred tax charge arising from the reduction in the balance sheet carrying value of deferred tax assets to reflect the anticipated rate of tax at which those assets were expected to reverse. This impact was not reflected in the interim report to 31 March 2007 as the relevant legislation regarding the rate change had not been substantively enacted at that date.

The Group does not recognise deferred tax assets in respect of tax losses and other temporary differences where the recovery is uncertain. No deferred tax liability is recognised on temporary differences relating to the unremitted earnings of overseas operations as the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.

There has been no material change to the level of unrecognised deferred tax assets since 30 September 2007.

6 Discontinued operations

Period ended 31 March 2008:

The profit for the period from discontinued operations comprises the release of surplus provisions and accruals relating to prior period disposals.

Period ended 31 March 2007:

In November 2006, as part of the Group's strategy of focussing on its core contract catering business, the Group announced its intention to dispose of its European vending business, Selecta. The transaction completed on 2 July 2007. The Group also completed the sale and closure of a number of other small businesses as part of the exit from the discontinued travel concessions business. The results of all these businesses are classified as discontinued operations and are therefore excluded from the results of continuing operations in 2007. The assets and liabilities of most of these businesses were classified as being held for sale at 31 March 2007.

In addition, the Group established additional provisions totalling £45 million during the period in respect of the prior year disposal of the travel concessions catering business and the discontinued Middle East military catering operations, resulting in a net loss (both before and after tax) of £45 million before the net release of tax provisions of £69 million. Overall an exceptional net credit of £24 million was recognised in the period.

Year ended 30 September 2007:

The Group disposed of its European vending business, Selecta, on 2 July 2007 for a net profit after tax of £129 million.

The Group also completed the sale and closure of a number of other small businesses as part of the exit from discontinued operations, and established additional provisions totalling £45 million in respect of prior year disposals in these areas, resulting in a net loss after tax of £11 million before the release of net tax provisions of £79 million. These provisions were released following the settlement of a number of long-standing issues connected with prior year discontinued activities. The total net profit after tax arising on the disposal of these operations was £68 million.

Overall an exceptional net credit of £197 million was recognised in the period.

The disposal process was complete by the end of the year and no assets or liabilities were classified as being held for sale as at 30 September 2007.

	Six months to 31 March		Year ended
Financial performance of discontinued operations	2008[1] £m	2007[2] £m	30 September 2007[3] £m
Trading activities of discontinued operations			
External revenue	3	266	358
Inter-segment revenue	-	-	15
Total revenue	3	266	373
Operating costs	(3)	(241)	(350)
Trading activities of discontinued operations before exceptional costs	-	25	23
Exceptional operating costs	-	-	-
Profit before tax	-	25	23
Income tax (expense) / credit	-	(5)	(8)
Profit after tax	-	20	15
Exceptional items:			
disposal of net assets and other adjustments relating to discontinued operations			
Profit on disposal of net assets of discontinued operations	-	-	148
Increase in provisions related to discontinued operations[4]	-	(45)	(45)
Release of surplus provisions and accruals related to discontinued operations[5]	16	-	-
Cumulative translation exchange loss recycled on disposals[6]	-	-	-
Profit on disposal before tax	16	(45)	103
Income tax (expense) / credit	-	69	94
Total profit after tax	16	24	197
Profit / (loss) for the period from discontinued operations			
Profit / (loss) for the period from discontinued operations	16	44	212

6 Discontinued operations continued

The profit / (loss) on disposal can be reconciled to the cash inflow / (outflow) from disposals as follows:

Net assets disposed and disposal proceeds	Six months to 31 March 2008 £m	Six months to 31 March 2007[2] £m	Year ended 30 September 2007[3] £m
Net assets disposed	-	-	588
Increase / (decrease) in retained liabilities[4][5]	(33)	45	108
Cumulative exchange translation loss recycled on disposals[6]	-	-	-
Profit / (loss) on disposal before tax	16	(45)	103
Consideration, net of costs	(17)	-	799
Consideration deferred to future periods	-	-	-
Cash disposed of	-	-	(54)
Cash inflow / (outflow) from current activity	(17)	-	745
Deferred consideration and other payments relating to previous disposals	7	-	37
Cash inflow / (outflow) from disposals	(10)	-	782

The major classes of assets and liabilities included in disposal groups held for sale (on a debt free / cash free basis) at the balance sheet date were as follows:

Net assets included in disposal groups held for sale	As at 31 March 2008 £m	As at 31 March 2007[2] £m	As at 30 September 2007[3] £m
Goodwill	-	394	-
Property, plant and equipment	-	144	-
Inventories	-	36	-
Trade and other receivables	-	71	-
Cash and cash equivalents	-	7	-
Gross assets included in disposal groups held for sale	-	652	-
Trade and other payables	-	(129)	-
Other liabilities	-	(20)	-
Gross liabilities included in disposal groups held for sale	-	(149)	-
Net assets included in disposal groups held for sale	-	503	-

(1) The trading activity in the period ended 31 March 2008 relates to the final run off of activity in businesses earmarked for closure.

(2) Comprises Selecta, travel concessions and various other non-core businesses.

(3) Comprises Selecta, travel concessions and various other non-core businesses and adjustments to prior year disposals.

(4) Additional provisions were established in respect of the prior year disposal of travel concessions catering businesses and in respect of Middle East military catering operations discontinued in the prior year in the period ended 31 March 2007.

(5) Released surplus accruals / provisions of £16 million and utilised accruals / provisions in respect of purchase price adjustments, warranty claims and other indemnities of £17 million in the period ended 31 March 2008. Total £33 million.

(6) The Group manages foreign currency exposures in accordance with the policies set out in the Annual Report for the year ended 30 September 2007, matching its principal projected cash flows by currency to actual or effective borrowings in the same currency. As a result the cumulative exchange translation loss recycled on disposals is £nil.

7 Exceptional items

Exceptional items are disclosed and described separately in the interim financial statements where it is necessary to do so to clearly explain the financial performance of the Group. Items reported as exceptional are material items of income or expense that have been shown separately due to the significance of their nature or amount.

All of the exceptional items occurring in the period relate to discontinued operations and are described in more detail in note 6.

Exceptional items	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Discontinued operations			
Profit on disposal of net assets and other adjustments relating to discontinued operations net of tax (note 6)	**16**	24	197
Total	**16**	24	197

8 Earnings per share

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the period. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of discontinued activities, exceptional items and hedge accounting ineffectiveness (net of tax); these are disclosed to show the underlying trading performance of the Group.

Attributable profit	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Profit for the period attributable to equity shareholders of the Company	**213**	198	515
Less: profit for the period from discontinued operations	**(16)**	(44)	(212)
Attributable profit for the period from continuing operations	**197**	154	303
Less: profit from exceptional items included in continuing operations (net of tax)	**-**	-	-
Attributable profit for the period from continuing operations before exceptional items	**197**	154	303
Add back: loss / (profit) from hedge accounting ineffectiveness (net of tax)	**6**	-	4
Underlying attributable profit for the period from continuing operations before exceptional items	**203**	154	307

Average number of shares (millions of ordinary shares of 10p each)	Six months to 31 March 2008	Six months to 31 March 2007	Year ended 30 September 2007
Average number of shares for basic earnings per share	**1,886**	2,052	2,015
Dilutive share options	**9**	13	11
Average number of shares for diluted earnings per share	**1,895**	2,065	2,026
Basic earnings per share (pence)			
From continuing and discontinued operations	**11.3**	9.6	25.6
From discontinued operations	**(0.9)**	(2.1)	(10.6)
From continuing operations	**10.4**	7.5	15.0
Exceptional items included in continuing operations (net of tax)	**-**	-	-
From continuing operations before exceptional items	**10.4**	7.5	15.0
Hedge accounting ineffectiveness (net of tax)	**0.4**	-	0.2
From underlying continuing operations before exceptional items	**10.8**	7.5	15.2
Diluted earnings per share (pence)			
From continuing and discontinued operations	**11.2**	9.6	25.4
From discontinued operations	**(0.8)**	(2.1)	(10.4)
From continuing operations	**10.4**	7.5	15.0
Exceptional items included in continuing operations (net of tax)	**-**	-	-
From continuing operations before exceptional items	**10.4**	7.5	15.0
Hedge accounting ineffectiveness (net of tax)	**0.3**	-	0.2
From underlying continuing operations before exceptional items	**10.7**	7.5	15.2

9 Dividends

The interim dividend of 4.0 pence per share (2007: 3.6 pence per share), £74 million in aggregate[1], is payable on 4 August 2008 to shareholders on the register at the close of business on 27 June 2008. The dividend was approved by the Board after the balance sheet date, and has therefore not been reflected as a liability in the interim financial statements.

Dividends on ordinary shares of 10p each	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Final 2006 - 6.5p per share	-	136	136
Interim 2007 - 3.6p per share	-	-	72
Final 2007 - 7.2p per share	135	-	-
Total dividends	135	136	208

(1) Based on the number of shares in issue at 31 March 2008.

10 Provisions

Provisions	Six months to 31 March 2008 Insurance £m	2008 Discontinued and disposed businesses £m	2008 Onerous contracts £m	2008 Legal and other claims £m	2008 Environmental £m	2008 Total £m	2007 Total £m	Year ended 30 September 2007 Total £m
Brought forward	112	200	46	71	8	437	307	307
Reclassified[1]	-	3	-	9	4	16	-	3
Expenditure in the year	(2)	(17)	(3)	(1)	(2)	(25)	(12)	(28)
Charged to income statement	18	-	-	9	1	28	72	165
Credited to income statement	(1)	(7)	(1)	-	-	(9)	(1)	(2)
Fair value adjustments arising on acquisitions (note 13)	-	-	7	4	-	11	-	-
Currency adjustment	3	1	1	-	1	6	(5)	(8)
Carried forward	130	180	50	92	12	464	361	437

Provisions	As at 31 March 2008 £m	As at 31 March 2007 £m	As at 30 September 2007 £m
Non-current	372	291	351
Current	92	70	86
Total provisions	464	361	437

(1) Including items reclassified from accrued liabilities and other balance sheet captions.

The provision for insurance relates to the costs of self-funded insurance schemes and is essentially long-term in nature.

Provisions in respect of discontinued and disposed businesses relate to estimated amounts payable in connection with onerous contracts and claims arising from disposals. The final amount payable remains uncertain as, at the date of approval of these financial statements, there remains a further period during which claims may be received. The timing of any settlement will depend upon the nature and extent of claims received. Surplus provisions of £7 million were credited to the discontinued operations section of the income statement in the period (2007: £nil).

Provisions for onerous contracts represent the liabilities in respect of short-term and long-term leases on unoccupied properties and other contracts lasting under five years.

Provisions for legal and other claims relate principally to the estimated cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain.

Environmental provisions are in respect of potential liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment. These provisions are expected to be utilised as operating sites are disposed of or as environmental matters are resolved.

11 Post-employment benefit obligations

The Group operates a number of pension arrangements throughout the world which have been developed in accordance with statutory requirements and local customs and practices. The majority of schemes are self administered and the schemes' assets are held independently of the Group's finances. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The Group makes employer contributions to the various schemes in existence within the range of 6% - 30% of pensionable salaries. The arrangements are described in more detail in note 23 of the Company's Annual Report for the year ended 30 September 2007.

Post-employment benefit obligations: total surplus / deficit	Six months to 31 March					Year ended 30 September
	2008				2007	2007
	UK £m	USA £m	Other £m	Total £m	Total £m	Total £m
Total (surplus) / deficit of defined benefit pension plans brought forward	**(62)**	**60**	**72**	**70**	282	282
Business acquisitions	**-**	**-**	**4**	**4**	-	-
Current service cost	**5**	**1**	**6**	**12**	12	27
Past service cost / (credit)	**-**	**-**	**-**	**-**	-	(1)
Curtailment credit	**-**	**-**	**-**	**-**	-	(6)
Amount charged to plan liabilities	**35**	**4**	**4**	**43**	38	80
Expected return on plan assets	**(39)**	**(2)**	**(3)**	**(44)**	(37)	(78)
Actuarial (gains) / losses	**31**	**(2)**	**2**	**31**	-	(130)
Employer contributions	**(14)**	**(3)**	**(10)**	**(27)**	(34)	(110)
Other movements	**-**	**-**	**-**	**-**	(3)	10
Currency adjustment	**-**	**1**	**8**	**9**	(4)	(4)
Total (surplus) / deficit of defined benefit pension plans carried forward	**(44)**	**59**	**83**	**98**	254	70

The deficit can be reconciled to the post-employment benefit obligations reported in the consolidated balance sheet as follows:

Post-employment benefit obligations: recognised in the balance sheet	As at 31 March		As at 30 September
	2008 £m	2007 £m	2007 £m
Total deficit of defined benefit pension plans per above	**98**	254	70
Surplus not recognised in accordance with IFRIC 14[(1)]	**79**	-	92
Post-employment benefit obligations per the balance sheet	**177**	254	162

The actuarial gain / loss reported in the consolidated statement of recognised income and expense can be reconciled as follows:

Actuarial adjustments	Six months to 31 March		Year ended 30 September
	2008 £m	2007 £m	2007 £m
Actuarial (gains) / losses per the above table	**31**	-	(130)
Increase / (decrease) in surplus not recognised	**(13)**	-	92
Actuarial (gains) / losses per the statement of recognised income and expense	**18**	-	(38)

(1) IFRIC Interpretation 14 'IAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' ('IFRIC 14').

12 Reconciliation of movements in total shareholders' equity

The Company commenced an on market share buy-back programme following the disposal of Select Service Partner in June 2006. This programme was extended following the disposal of Selecta in July 2007 to repurchase a total of £1 billion of shares. The programme was completed on 19 March 2008. During the period, a total of 88,614,468 ordinary shares of 10p each were repurchased for a consideration of £282 million[1] and cancelled.

Reconciliation of movements in equity	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Total shareholders' equity brought forward	**2,170**	2,312	2,312
Total recognised income and expense (per SORIE)	**214**	238	595
Issue of shares	**22**	7	27
Fair value of share-based payments (net)	**6**	11	14
Share buy-back[1]	**(282)**	(282)	(575)
Transfer on exercise of put options	**-**	8	9
Buyout of minority interest	**(6)**	-	-
Fair value adjustments arising on acquisitions[2]	**13**	-	-
Other changes	**-**	-	(1)
	2,137	2,294	2,381
Dividends paid to Compass shareholders (note 9)	**(135)**	(136)	(208)
Dividends paid to minority interest	**(3)**	(1)	(3)
	1,999	2,157	2,170
Increase in own shares held for staff compensation schemes[3]	**(3)**	(4)	-
Total shareholders' equity carried forward	**1,996**	2,153	2,170

The amount charged to profits in respect of share-based payments can be reconciled to the amount credited to equity as follows:

Fair value of share-based payments	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Charged to profits of continuing operations	**10**	11	24
Charged to profits of discontinued operations	**-**	-	1
Credit in respect of cash-settled phantom share options (credited back to profits of continuing operations)	**-**	-	(1)
Other	**-**	-	1
	10	11	25
Settled in cash or existing shares[4]	**(4)**	-	(11)
Fair value of share-based payments credited to equity	**6**	11	14

(1) Including stamp duty and brokers commission.
(2) The fair value adjustments arising on the acquisition of the remaining 50% interest in GR SA relate to 100% of the shareholding. The portion of the fair value adjustment pertaining to the Group's existing 50% shareholding in GR SA was credited to the revaluation reserve in accordance with IFRS 3.
(3) These shares are held in trust and are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans.
(4) It was originally anticipated these payments would be satisfied by the issue of new shares.

13 Business combinations

The Group acquired the remaining 50% interest in GR SA, its 50% owned Brazilian joint venture, for cash consideration of £91 million on 6 March 2008.

Propoco Inc ('Professional Services'), a leading regional provider of facilities management services to the US healthcare market, was acquired on 1 October 2007 for a total consideration of £38 million. £36 million was paid at closing, with the remaining £2 million being deferred for 12 months. Three other small infill acquisitions were made during the period for a total consideration of £6 million, £3 million of which was deferred.

On 29 November 2007 the Group bought out the remaining 10% minority interest in Palmar S.p.A, its Italian subsidiary which provides support services, and on 25 March 2008 it acquired a further 9% of the shares of Seiyo Food - Compass Group Inc, its Japanese subsidiary, taking the Group's shareholding from 86% to 95%. The total consideration for both transactions was £15 million.

	Acquisition of 50% interest in GR SA [1]		Other acquisitions		Buy out of minority interests	Total
	Book value £m	Fair value £m	Book value £m	Fair value £m	Fair value £m	Fair value £m
Net assets acquired:						
Goodwill	22	22	-	-	-	22
Other intangible assets	1	53	-	2	-	55
Property, plant and equipment	11	11	1	1	-	12
Deferred tax asset	-	4	-	-	-	4
Inventories	3	3	-	-	-	3
Trade and other receivables	26	26	3	3	-	29
Cash and cash equivalents	4	4	-	-	-	4
Other assets	1	1	-	-	-	1
Trade and other payables	(31)	(31)	(3)	(4)	-	(35)
Provisions (note 10)	-	(11)	-	-	-	(11)
Post-employment benefit obligations (note 11)	(4)	(4)	-	-	-	(4)
Deferred tax liabilities	(1)	(19)	-	-	-	(19)
Other liabilities	(1)	(1)	-	-	-	(1)
Minority interest (note 12)	-	-	-	-	6	6
	31	58	1	2	6	66
Portion of fair value adjustment credited to revaluation reserve (note 12)[1]		(13)		-	-	(13)
Fair value of net assets acquired		45		2	6	53
Goodwill arising on acquisition		46		42	9	97
Total consideration		91		44	15	150
Satisfied by:						
Cash consideration and costs		91		39	15	145
Deferred consideration		-		5	-	5
		91		44	15	150
Cash flow:						
Cash consideration		91		39	15	145
Cash acquired		(4)		-	-	(4)
Net cash outflow arising on acquisition		87		39	15	141
Deferred consideration and other payments relating to previous acquisitions						5
Total cash outflow arising from the purchase of subsidiary companies and investments in associated undertakings						146

(1) The fair value adjustments arising on the acquisition of the remaining 50% interest in GR SA relate to 100% of the shareholding. The portion of the fair value adjustment pertaining to the Group's existing 50% shareholding in GR SA was credited to the revaluation reserve in accordance with IFRS 3.

13 Business combinations continued

Adjustments made to the fair value of assets acquired include the value of intangible assets, provisions and other adjustments recognised on acquisition in accordance with International Financial Reporting Standard 3 'Business Combinations' ('IFRS 3'). The adjustments made in respect of the acquisitions in the six months to 31 March 2008 are provisional and will be finalised within 12 months of the acquisition date.

The goodwill arising on the acquisition of the remaining 50% interest in GR SA represents the premium the Group paid to gain full operational and strategic control of the company. This will allow the business to be fully integrated into the Group.

The initial goodwill arising on the acquisition of the other businesses represents the premium the Group paid to acquire three small companies which complement the existing business and create significant opportunities for cross selling and other synergies.
In the period from acquisition to 31 March 2008 the acquisitions contributed revenue of £38 million and operating profit of £4 million to the Group's results.

If the acquisitions had occurred on 1 October 2007, Group revenue for the period would have been £5,662 million and total Group operating profit (including associates) would have been £325 million.

14 Reconciliation of operating profit to cash generated by operations

Reconciliation of operating profit to cash generated by continuing operations	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	30 September 2007 £m
Operating profit from continuing operations	**320**	264	525
Adjustments for:			
Depreciation of property, plant and equipment	**70**	71	142
Amortisation of intangible fixed assets	**14**	15	31
(Gain) / loss on disposal of property, plant and equipment	**-**	(1)	5
Increase / (decrease) in provisions	**17**	(7)	43
Decrease in post-employment benefit obligations	**(15)**	-	(42)
Share-based payments - charged to profits[(1)]	**10**	11	23
Share-based payments - settled in cash or existing shares[(1) (2)]	**(4)**	-	(11)
Operating cash flows before movement in working capital	**412**	353	716
(Increase) / decrease in inventories	**(7)**	(7)	(7)
(Increase) / decrease in receivables	**(82)**	(26)	8
Increase / (decrease) in payables	**25**	(16)	36
Cash generated by continuing operations	**348**	304	753

(1) A reconciliation of the amount charged to profits in respect of share-based payments and the amount credited to equity is given in note 12.
(2) It was originally anticipated these payments would be satisfied by the issue of new shares.

15 Reconciliation of net cash flow to movement in net debt

This table is presented as additional information to show movement in net debt, defined as overdrafts, bank and other borrowings, finance leases and derivative financial instruments, net of cash and cash equivalents.

	Six months to 31 March		Year ended 30 September
Net debt	**2008 £m**	2007 £m	2007 £m
Net increase / (decrease) in cash and cash equivalents	**(449)**	(310)	(11)
Cash (inflow) / outflow from changes in net debt	**61**	(42)	239
Cash (inflow) / outflow from repayment of obligations under finance leases	**6**	9	15
(Increase) / decrease in net debt as a result of new finance leases taken out	**(3)**	(3)	(15)
Currency translation gains / (losses) on net debt	**(54)**	51	74
Acquisitions and disposals (excluding cash and overdrafts)	**-**	-	7
Other non-cash movements	**(7)**	12	22
(Increase) / decrease in net debt during the period	**(446)**	(283)	331
Opening net debt	**(764)**	(1,095)	(1,095)
Closing net debt	**(1,210)**	(1,378)	(764)

Other non-cash movements are comprised as follows:

	Six months to 31 March		Year ended 30 September
Other non-cash movements in net debt	**2008 £m**	2007 £m	2007 £m
Amortisation of the fair value adjustment in respect of the £250 million sterling Eurobond redeemable in 2014	**2**	2	4
Fair value debt adjustment	**(23)**	16	4
Swap monetisation credit	**4**	7	25
Changes in the value of derivative financial instruments	**10**	(13)	(11)
Other non-cash movements	**(7)**	12	22

16 Contingent liabilities

Contingent liabilities	As at 31 March 2008 £m	As at 31 March 2007 £m	As at 30 September 2007 £m
Performance bonds, guarantees and indemnities (including those of associated undertakings)	**229**	203	227

On 21 October 2005, the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ('ESS') (a member of the Group), IHC Services Inc. ('IHC') and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006, it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass Group of companies.

The Group settled all outstanding civil litigation against us in relation to this matter in October 2006, but litigation continues between competitors of ESS, IHC and other parties involved in UN procurement.

IHC's relationship with the UN and ESS was part of a wider investigation into UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, and with which the Group co-operated fully. The current status of that investigation is uncertain and a matter for the US authorities. Those investigators could have had access to sources unavailable to the Group, Freshfields Bruckhaus Deringer or Ernst & Young, and further information may yet emerge which is inconsistent with, or additional to, the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact on the Group. The Group has however not been contacted by, or received further requests for information from, the United States Attorney's Office for the Southern District of New York in connection with these matters since January 2006. The Group has cooperated fully with the UN throughout.

In February 2007, the Group's Portuguese business, Eurest (Portugal) Sociedade Europeia Restaurantes LDA, was visited by the Portuguese Competition Authority (PCA) as part of an investigation into possible past breaches of competition law by the Group and other caterers in the sector. The PCA investigation relates to a part of the Portuguese catering business which services mainly public sector contracts. The Group is co-operating fully with the PCA's investigation which is still ongoing. It is likely that it will take several more months to complete and its outcome cannot be predicted at this point. Revenues of the Portuguese business for the year ended 30 September 2007 were £90 million (€134 million).

It is not currently possible to quantify any potential liability which may arise in respect of these matters. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

The Group, through a number of its subsidiary undertakings, is, from time to time, party to various other legal proceedings or claims arising from its normal business. Provisions are made as appropriate. None of these proceedings is regarded as material litigation.

The Group has provided a guarantee to one of its joint venture partners over the level of profits which will accrue to them in future periods. The maximum amount payable under this guarantee is £35 million, which would be payable in respect of the period from 1 July 2007 to 31 December 2010. Based on the latest management projections, no liability is expected to arise in relation to this guarantee and accordingly, no provision has been recorded at 31 March 2008 (2007: £nil).

17 Capital commitments

Capital commitments	As at 31 March 2008 £m	As at 31 March 2007 £m	As at 30 September 2007 £m
Contracted for but not provided for	23	30	23

18 Operating lease and concessions commitments

The Group leases offices and other premises under non-cancellable operating leases. The leases have varying terms, purchase options, escalation clauses and renewal rights. The Group has some leases that include revenue-related rental payments that are contingent on future levels of revenue.

There has been no material change to the level of future minimum rentals payable under non-cancellable operating leases and concession agreements since 30 September 2007.

19 Related party transactions

The following transactions were carried out with related parties of Compass Group PLC:

Subsidiaries
Transactions between the ultimate parent company and its subsidiaries, and between subsidiaries, have been eliminated on consolidation.

Joint ventures
There were no significant transactions between joint ventures or joint venture partners and the rest of the Group during the period except for the acquisition of the remaining 50% interest in GR SA, the Group's 50% owned Brazilian joint venture (see note 13).

Associates
There were no significant transactions with associated undertakings during the period.

Key management personnel
During the period there were no material transactions or balances between the Group and its key management personnel or members of their close family, other than from remuneration.

20 Post balance sheet events

On 14 May 2008, the Group announced it would buy back a further £400 million of shares over the next 18 months in order to maintain an efficient capital structure whilst at the same time retaining the flexibility to fund future infill acquisitions.

21 Exchange rates

Exchange rates	Six months to 31 March 2008	Six months to 31 March 2007	Year ended 30 September 2007
Average exchange rate for period			
Australian Dollar	**2.24**	2.48	2.44
Brazilian Real	**3.56**	4.14	4.02
Canadian Dollar	**2.00**	2.26	2.19
Euro	**1.36**	1.49	1.48
Japanese Yen	**220.10**	230.72	234.05
Norwegian Krone	**10.84**	12.15	11.98
South African Rand	**14.53**	14.10	14.18
Swedish Krona	**12.77**	13.62	13.63
Swiss Franc	**2.23**	2.39	2.40
US Dollar	**2.02**	1.95	1.97
Closing exchange rate as at end of period			
Australian Dollar	**2.17**	2.43	2.30
Brazilian Real	**3.46**	4.01	3.75
Canadian Dollar	**2.03**	2.26	2.02
Euro	**1.26**	1.47	1.43
Japanese Yen	**198.35**	231.59	234.33
Norwegian Krone	**10.17**	11.97	11.05
South African Rand	**16.08**	14.22	14.05
Swedish Krona	**11.85**	13.76	13.18
Swiss Franc	**1.99**	2.39	2.38
US Dollar	**1.99**	1.96	2.04

Average rates are used to translate the income statement and cash flow. Closing rates are used to translate the balance sheet. Only the most significant currencies are shown.

COMPASS
GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

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RECEIVED

2008 JUN 11 P 12:21

FICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	09:23 01-May-08
Number	5436T

RNS Number:5436T
Compass Group PLC
01 May 2008

Compass Group PLC - Total Voting Rights and Capital as at 30 April 2008

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 30 April 2008 its issued share capital consists of 1,848,775,146 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,848,775,146, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level I American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,848,775,146 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	COMPASS GROUP PLC ORD 10P
TIDM	CPG
Headline	Interim Results
Released	07:00 14-May-08
Number	3714U07

RNS Number : 3714U
Compass Group PLC
14 May 2008

Compass Group PLC

Interim Results

For The Six Months Ended 31 March 2008

Strong first half - ahead of expectations

• Revenue £5.6 billion	+ 5% organic growth
• Operating profit £322 million	+ 21% on a reported basis
	+ 18% on a constant currency basis
• Margin 5.7%	+ 60 basis points
• Underlying earnings per share 10.8p	+ 44%
• Interim dividend 4.0p	+ 11%
• Free cash flow £180 million	+ 32%
• Share buy back	Further £400 million

Richard Cousins, Chief Executive Officer, said:

"The Group has delivered a strong set of results as we continue to benefit from the implementation of the MAP (Management and Performance) framework and the tight operational focus it has instilled across the organisation. We have seen another step up in our margin, with all our geographies contributing to a 60 basis points Group wide increase. Our improved operational performance lifted free cash flow generation

by 32%, whilst underlying earnings per share rose by 44%. The Group has also strengthened its contract mix by continuing to win high quality new business in key markets."

Sir Roy Gardner, Chairman, said:

"After more than two years of disposals, country exits, restructuring and the roll out of MAP across the business, it is clear that our strategy is delivering value for our shareholders. We believe that we have a well balanced and sustainable business model which has the capacity to drive continued revenue and margin growth over the medium term. Balance sheet efficiency (whilst not compromising flexibility) remains a priority and looking forward, we are confident about the second half of the year and the future potential for the business. With this as the background, we are increasing the interim dividend by 11% and will buy back a further £400 million of our shares over the next 18 months".

Financial summary **For the six months ended 31 March**	**2008**	**2007**
Continuing operations		
Revenue		
- constant currency (1)	£5,589m	£5,313m
- reported	£5,589m	£5,181m
Operating profit(2)		
- constant currency (1)	£322m	£273m
- reported	£322m	£267m
Operating Margin (3)	5.7%	5.1%
Profit before tax		
- underlying (4)	£289m	£224m
- reported	£281m	£224m
Free cash flow	£180m	£136m
Basic earnings per share		
- underlying (4)	10.8p	7.5p
- reported	10.4p	7.5p
Total Group including discontinued operations		
Basic earnings per share	11.3p	9.6p

Interim dividend per ordinary share	4.0p	3.6p

(1) Constant currency restates the prior year results to 2008's average exchange rates.

(2) Includes share of profit of associates.

(3) Excludes share of profit of associates.

(4) Underlying profit before tax excludes revaluation gains and losses on swaps and hedging in: ineffectiveness) of £(8) million (2007: £nil). Underlying basic earnings per share excludes th(

(5) Organic growth is calculated by adjusting for acquisitions (excluding current period acquisitic in respect of prior period acquisitions), disposals (excluded from both periods) and exchang(the prior period at current period exchange rates) and compares the results against 2007.

Delivery of growth through Management and Performance (MAP) [b]

Our MAP programme continues to be embraced and embedded within the businesses, enabling us to deliver £49 million of constant currency operating profit growth as follows:

£15 million from net new business: Revenue growth from new business was just over 8% and retention levels were stable at around 94%. The process of addressing loss making contracts should largely be completed by the end of the year and we are renewing the focus on retention with the medium term objective to get back to a 95% level. Total new business for the year should be around £800 million, with the continued focus on the quality of this new business.

£31 million from like for like growth: Through MAP we are focussing on all lines of the Income Statement, not just food and labour costs. We have continued to achieve better like for like revenue growth of around 3%. On the cost side we have also continued to see good progress in minimising input cost increases and delivering efficiency savings, through menu planning and labour scheduling. We have around £1.5 billion of in unit overheads across the businesses each year and we are now beginning to focus on this in the same way as on food and labour costs.

£3 million above unit overheads savings: Overhead productivity improved by approximately £11 million, more than offsetting £8 million of inflationary impact. We are working hard to leverage the reduced overhead base.

Food cost inflation

We continue to see market inflation for our basket of goods of 4-5% (last reported in November). Although the increases occurring in dairy, rice and pasta prices have

been at significantly higher rates, these account for only about 10% of the Group's spend on food. We are able to mitigate around 1 percentage point through leveraging our purchasing scale, as well as benefiting from menu planning, a focus on reducing waste, product and supplier rationalisation and client and consumer price increases. Our ability to manage inflationary pressures has helped us to deliver the 60 basis points improvement in operating margin.

Strategy and the future

Over the last two years we have significantly reduced the risk profile of the Group by:

- Selling non-core businesses such as SSP, Moto and Selecta, exiting around 35 small countries (we are now present in 62 countries) and focussing our efforts on the core contract catering and support services businesses.
- Improving transparency and governance by launching MAP and driving it across and down into the businesses together with improved and consistent monthly reporting and business review processes.
- Strengthening our senior management team.

We now have a much healthier and more disciplined business. The implementation of MAP means that revenue growth is focused on quality new business and we are committed to providing a good service, both to our clients and consumers, whilst creating value and improved returns for our shareholders. We have a tremendous contract base with retention rates of 94% and a balanced geographical spread with strong positions in our most important geographies and a good spread of business across sectors.

By staying focused on our tighter business model we believe we will generate significant free cash flows. We intend to continue to invest intelligently in capital expenditure to grow our business organically, and in the medium term, we expect to see an increase in infill acquisition opportunities in our core businesses and in our core countries. We will only invest in infill acquisitions where they clearly create real shareholder value. Over the last six months we have invested £39 million in infill acquisitions, predominantly in the USA, and £102 million in the buyout of minority interests, mainly in Brazil and Japan.

Over the next 18 months we will buy back a further £400 million of our shares, which will maintain an efficient balance sheet whilst allowing flexibility for further infill acquisitions.

Notes to editors:

(a) Compass Group is the world's largest foodservice company with annual revenue of over £10 billion operating in 62 countries. For more information visit www.compass-group.com

(b) MAP is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) The timetable for payment of the interim dividend of 4.0p per share is as follows:

Ex dividend date:	25 June 2008
Record date:	27 June 2008
Payment date:	4 August 2008

(d) Forward looking statements

This Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(e) A presentation for analysts and investors will take place at 9:30 a.m. (BST/London) on Wednesday 14 May 2008 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.

The live presentation can also be accessed via both a teleconference and webcast:

- To listen to the live presentation via teleconference, dial +44 (0) 208 974 7900, passcode 825778.
- To view the presentation slides and/or listen to a live webcast of the presentation, go to www.compass-group.com or www.cantos.com
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available from 3:00 p.m. (BST/London) on Wednesday 14 May 2008 for seven days. To hear the replay, dial +44 (0) 207 136 9233, passcode 67707009.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com

Enquiries:		

Investors/Analysts	Andrew Martin	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

Website: www.compass-group.com

Interim management report

Business review

Group trading review

Compass Group today announces its unaudited interim results for the six month period ended 31 March 2008.

Financial summary For the six months ended 31 March	**2008**	**2007**
Continuing operations		
Revenue		
- constant currency [1]	£5,589m	£5,313m
- reported	£5,589m	£5,181m
Operating profit [2]		
- constant currency [1]	£322m	£273m
- reported	£322m	£267m
Operating Margin [3]	5.7%	5.1%
Profit before tax		
- underlying [4]	£289m	£224m
- reported	£281m	£224m
Free cash flow	£180m	£136m
Basic earnings per share		
- underlying [4]	10.8p	7.5p
- reported	10.4p	7.5p
Total Group including discontinued operations		
Basic earnings per share	11.3p	9.6p

Interim dividend per ordinary share	4.0p	3.6p

(1) Constant currency restates the prior year results to 2008's average exchange rates.

(2) Includes share of profit of associates.

(3) Excludes share of profit of associates.

(4) Underlying profit before tax excludes revaluation gains and losses on swaps and hedging instruments (ineffectiveness) of £(8) million (2007: £nil). Underlying basic earnings per share excludes these items r

Revenue

Overall, organic revenue growth was 5%, comprising new business of 8%, retention of 94% and like for like growth of 3%. Organic growth is calculated by adjusting for acquisitions (excluding current period acquisitions and including a full period in respect of prior period acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against the same period in 2007.

The table below summarises the performance of the Group's continuing operations by geographic segment.

Segmental performance **Six months ended 31 March**	**2008**	**200**
Continuing operations		
Revenue (£m)		
North America	2,267	2,15
Continental Europe	1,488	1,30
United Kingdom	965	95
Rest of the World	869	76
Total	5,589	5,18
Operating profit [1] (£m)		
North America	153	13
Continental Europe	106	8
United Kingdom	52	5
Rest of the World	38	2
Unallocated overheads	(29)	(2
Associates	2	

Total	322	26
Operating margin (2) %		
North America	6.7	6.
Continental Europe	7.1	6.
United Kingdom	5.4	5.
Rest of the World	4.4	3.
Total	5.7	5.

(1) Operating profit includes share of profit of associates UK £1 million (2007: £2 millic (2007: £1 million)

(2) Operating margin is based on revenue and operating profit excluding share of prof

North America - 40.6% Group revenue (2007: 41.6%)

In North America all of the sectors are performing well and we are continuing to see good quality organic revenue growth of 7% across a broad and well balanced portfolio. We are winning large and good quality contracts, are seeing excellent retention of over 96% and there is an increased focus on driving like for like performance. Our success in creating a multi-service Healthcare business through cross-selling between Morrisons, our food service business, and Crothall, our support services business has delivered double digit organic revenue growth in this sector. Chartwells, our Education business, continues to generate strong like for like growth through innovation and we have made good progress in the Business & Industry sector, Levy, our Sports & Leisure business, and in the Canadian business.

Operating profit increased by £25 million, or 20%, on a constant currency basis to £153 million (2007: £128 million on a constant currency basis). This represents a further increase in the margin by 60 basis points to 6.7%, benefiting from the reduction in overheads in the second half of last year. Good management of input costs, better like for like growth and ongoing operating efficiencies across all of the main businesses are contributing to the improvement. We are currently working to drive further supply chain efficiencies and there remains a good opportunity to leverage the overhead base.

Continental Europe - 26.6% Group revenue (2007: 25.2%)

We are seeing an inflow of good quality new business and are placing a greater focus on like for like growth in Continental Europe with the organic revenue growth of 4% seen in the second half of 2007 continuing into the first half of 2008. There has been good progress in France, Spain, Nordic and Portugal and Italy is continuing to

improve.

On a constant currency basis, growth of £12 million in operating profit from continuing operations to £106 million (2007: £94 million on a constant currency basis) represents a margin improvement of 60 basis points to 7.1%. The margin growth has come from further like for like revenue growth being converted at a high drop through and an attention to detail across all areas of MAP and across all countries. It is important to remember that the seasonality of this business, with the reduction in participation in the Business & Industry sector over the summer period and the closure of schools, means that we record stronger profits and margin in the first half compared to the second half.

UK - 17.3% Group revenue (2007: 18.4%)

The UK performance in the first half of the year is in line with expectations. Operating profit was £52 million (2007: £51 million), representing a 10 basis points improvement in the margin.

Over the last 18 months there has been extensive restructuring of the business, reducing management layers and increasing simplicity; we have almost completed the extensive process of addressing loss making contracts; we have made substantial operational changes to our Education business, and we now have a strong platform for moving forward; and we have simplified the purchasing organisation.

Within the business we continue to focus on all aspects of the culinary experience. In 2007 we appointed a UK Executive Chef and senior executive chefs for our major sectors, who are also part of our senior leadership team. This is an initiative adapted from our US business, and encourages the development of the culinary side of the business through working with our chefs, suppliers and clients. This is working well and as an example we have been able to build on the progress already made within our schools business, with both our Executive Chef and fully qualified educational nutritionist developing healthier menus.

We also continue to build on culinary heritage that exists within the business and were pleased to announce last week that we are to strengthen our fine dining offer with Gordon Ramsay at Restaurant Associates. This builds on the existing relationships with Albert & Michel Roux and Gary Rhodes.

We continue to simplify business processes and are increasing our focus on generating quality revenue growth and improving our retention levels. However, we do now have the key building blocks in place which will allow the business to move forward in the medium term.

Rest of the World - 15.5% Group revenue (2007: 14.8%)

In the Rest of the World, our two largest businesses, Australia and Japan, together account for just over 50% of revenues. Australia has continued to deliver good organic revenue growth of 5% and ongoing margin progression. We have a great

market position in the remote site business to service the requirements of the fast moving extractive industries sector.

In Japan, the focus has been on driving efficiency, addressing loss making contracts and integrating our Healthcare business, and the margin is now moving closer to the Rest of the World average. There is still much hard work to do and we need to continue to drive for improved revenue growth and further operating efficiencies.

The Latin American business is dominated by Brazil which is now one of our largest 10 countries following the acquisition of the remaining 50% interest in GR SA. The business is performing well in a very buoyant market with 15% organic revenue growth and we are seeing encouraging early signs of further improvement in the business performance.

Performance in the remaining remote site business has also been good and in the UAE we are benefiting from the strength of the economy to deliver 29% organic revenue growth combined with steady margin progression.

Overall, the Rest of the World has again made good progress, delivering £38 million operating profit from continuing operations (2007: £27 million on a constant currency basis), an increase of £11 million, or 41%, on a constant currency basis. This represents margin growth of 110 basis points.

Unallocated overheads

Unallocated overheads for the six months were £29 million (2007: £29 million), in line with the same period last year, reflecting the continuing strengthening of the central functions together with delivery of overhead efficiencies.

Operating profit

Operating profit from continuing operations, including associates, was £322 million (2007: £267 million), an increase of 21% on a reported basis. The operating profit increased by £49 million on a constant currency basis, up 18%. This represents a 60 basis point improvement in margin.

Net finance cost

Underlying net finance cost, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), was £33 million (2007: £43 million). We expect a higher second half net finance cost as a result of the increased level of net debt following the completion of the £1 billion share buy back and the acquisition spend in the first six months, giving a full year expected net finance cost of £75 million.

Profit before tax

Profit before tax from continuing operations was £281 million (2007: £224 million).

On an underlying basis, excluding revaluation gains and losses on swaps and

hedging instruments (hedge accounting ineffectiveness), profit before tax from continuing operations increased by 29% to £289 million (2007: £224 million).

Income tax expense

On an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), the tax charge from continuing operations and before exceptional items was £83 million (2007: £65 million), an effective tax rate of 29% (2007: 29%). We continue to expect the Group's effective tax rate to average out at around the 29% level for the short term.

Discontinued operations

Profit after tax and exceptional items from discontinued operations was £16 million (2007: £44 million).

Basic earnings per share

Basic earnings per share were 11.3 pence (2007: 9.6 pence). Excluding the results of discontinued operations and exceptional items, basic earnings per share on an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), were 10.8 pence (2007: 7.5 pence).

	Attributable Profit		Basic earnin per share	
	2008 £m	2007 £m	2008 Pence	2007 Pence
Reported	213	198	11.3	9.6
Discontinued operations and exceptional items	(16)	(44)	(0.9)	(2.1)
Hedge accounting ineffectiveness (net of tax)	6	-	0.4	-
Underlying	203	154	10.8	7.5

Dividends

An interim dividend of 4.0 pence per share, a year on year increase of 11%, will be paid on 4 August 2008 to shareholders on the register on 27 June 2008.

Free cash flow

Free cash flow from the continuing business totalled £180 million (2007: £136 million). The major factors contributing to the increase were a £55 million increase in operating profit after associates and a £15 million reduction in the net interest outflow.

Gross capital expenditure of £83 million (2007: £79 million), including amounts purchased by finance lease of £3 million (2007: £3 million), represents 1.5% of revenues (2007: 1.5% of revenues). We continue to expect a higher level of gross capital expenditure in the second half, driven in part by the Education sector where projects typically take place over the summer holiday months. We therefore expect gross capital expenditure in the full year to be around the 2% of revenues level.

Further good progress on working capital has resulted in an outflow in the first six months of £62 million (2007: £56 million). We continue to expect to achieve an average sustainable improvement of £20 - £30 million a year for the foreseeable future, but with better improvement for this year and next year.

The cash tax rate for the first six months was 24% (2007: 27%), based on underlying profit before tax for the continuing operations, and we continue to expect the cash tax rate to average out at the mid to high 20s level over the short term.

The net interest outflow of £32 million (2007: £47 million) continues to reflect the impact of the 2004 swap monetisation, which will be substantially unwound by the end of 2009.

Acquisitions

The acquisition spend in the first half of the year totalled £146 million, comprising £39 million of infill acquisitions (including £36 million on Professional Services in the USA), £102 million on the buyout of minority interests (including £87 million on the remaining 50% of our Brazilian business and £14 million to take our shareholding in Seiyo Foods, our Japanese business, from 86% to 95%) and £5 million of deferred consideration relating to previous acquisitions.

Related party transactions

Details of transactions with related parties are set out in note 19. With the exception of the acquisition of the remaining 50% interest in GR SA, the group's Brazilian business, these transactions have not, and are not expected to have, a material effect on the financial performance or the position of the Group.

Outlook

After more than two years of disposals, country exits, restructuring and the roll out of MAP across the business, it is clear that our strategy is delivering value for our shareholders. We believe that we have a well balanced and sustainable business model which has the capacity to drive continued revenue and margin growth over the medium term. Balance sheet efficiency (whilst not compromising flexibility) remains a priority and looking forward, we are confident about the second half of the year and the future potential for the business. With this as the background, we are increasing the interim dividend by 11% and will buy back a further £400 million shares of our over the next 18 months.

Interim management report

Principal risks and uncertainties

Risk management

The Board has a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

Compass Group has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. A risk assessment exercise is carried out across the Group twice per year and the outcomes are reviewed by the Board.

Outlined below is a summary of what the Board considers to be the key risks and uncertainties currently facing the business and the activities the Group undertakes to mitigate against these key risks and uncertainties.

The Group's approach to managing liquidity risk, foreign currency risk and interest rate risk are set out on page 16 of the Annual Report for the year ended 30 September 2007. The Annual Report is published in the Investor Relations section of the Group website (www.compass-group.com) and is available from the Company on request.

Key risks and uncertainties

Description	Mitigating activities
Food safety	The Group has in place policies, processes and training proced ensure compliance with its legal obligations in relation to food h and safety.
Client retention	Our business model is structured so that we are not reliant on c particular sector, geography or group of clients.
People retention and motivation	Training and development programmes, succession planning ai performance management are designed to align rewards with o corporate objectives and to retain and motivate our best people
Health, safety and environment	Our Health, Safety and Environment Forum promotes policy, se standards and monitors best practice and reports to the Corpor Social Responsibility Committee.
Purchasing	To reduce risk we are focusing on traceability, clear specificatio requirements to nominated suppliers and the improvement of purchasing compliance by unit managers.
Litigation	Though we do not operate in a litigious industry we have in plac policies and processes in our major countries to mitigate agains party litigation.
Reputation	The Group's zero tolerance based Code of Ethics governs all a: our relationship with our stakeholders. The Corporate Social Responsibility Committee investigates any alleged breaches.

Richard J Cousins	Andrew D Martin
Group Chief Executive	Group Finance Director

Responsibility statement

Directors' responsibilities

The interim report complies with the Disclosure and Transparency Rules ('DTR') of the United Kingdom's Financial Services Authority in respect of the requirement to produce a half-yearly financial report. The interim report is the responsibility of, and has been approved by, the directors.

We confirm that to the best of our knowledge:

- the condensed set of financial statements has been prepared in accordance with IAS 34;

- the interim management report includes a fair review of the important events during the first six months and description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and

- the interim management report includes a fair review of disclosure of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Mark J White
General Counsel and Company Secretary
14 May 2008

Independent review report to Compass Group PLC

Introduction

We have been engaged by Compass Group PLC ('the Company') to review the condensed set of financial statements in the interim report for the six months ended 31 March 2008 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 21. We

have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdoms' Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting,' as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim report for the six months ended 31 March 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors, London
14 May 2008

Consolidated income statement

for the six months ended 31 March 2008

	Notes	Six months to 31 March 2008 Unaudited £m	Six months to 31 March 2007 Unaudited £m	Year ended 30 September 2007 Audited £m
Continuing operations:				
Revenue	3	**5,589**	5,181	10,268
Operating costs		**(5,269)**	(4,917)	(9,743)
Operating profit	3	**320**	264	525
Share of profit of associates	3	**2**	3	4
Total operating profit	3	**322**	267	529
Finance income	4	**16**	13	28
Finance costs	4	**(49)**	(56)	(115)
Hedge accounting ineffectiveness	4	**(8)**	-	(6)
Profit before tax		**281**	224	436
Income tax expense	5	**(81)**	(65)	(124)
Profit for the period from continuing operations	3	**200**	159	312
Discontinued operations:				
Profit for the period from discontinued operations	6,7	**16**	44	212
Continuing and discontinued operations:				
Profit for the period		**216**	203	524
Attributable to:				
Equity shareholders of the Company		**213**	198	515
Minority interest		**3**	5	9
Profit for the period		**216**	203	524
Basic earnings per share (pence)				
From continuing operations	8	**10.4p**	7.5p	15.0p
From discontinued operations	8	**0.9p**	2.1p	10.6p
From continuing and discontinued operations	8	**11.3p**	9.6p	25.6p
Diluted earnings per share (pence)				
From continuing operations	8	**10.4p**	7.5p	15.0p

From discontinued operations	8	**0.8p**	2.1p	10.4p
From continuing and discontinued operations	8	**11.2p**	9.6p	25.4p

Impairment of goodwill, impairment of inventories, impairment of financial assets and net foreign exchange gains / losses recorded in the income statement £nil (2007: £nil).

Consolidated statement of recognised income and expense

for the six months ended 31 March 2008

		Six months to 31 March	
		2008	2(
		Unaudited	Unaudi
	Notes	**£m**	
Net income / (expense) recognised in equity			
Currency translation differences		**7**	(
Actuarial gains / (losses) on post-retirement employee benefits	11	**(18)**	
Tax on items taken directly to equity		**9**	
Recognition of deferred tax asset relating to currency translation differences in prior years		**-**	:
Net income / (expense) recognised directly in equity		**(2)**	:
Profit for the period			
Profit for the period		**216**	2(
Total recognised income and expense for the period	12	**214**	2:
Attributable to:			
Equity shareholders of the Company		**210**	2:
Minority interest		**4**	
Total recognised income and expense for the period	12	**214**	2:

Consolidated balance sheet

as at 31 March 2008

		As at 31 March		As at 30 September
		2008	2007	2007
		Unaudited	Unaudited	Audited
	Notes	**£m**	£m	£m

Non-current assets				
Goodwill		**3,147**	3,017	2,985
Other intangible assets		**205**	139	142
Property, plant and equipment		**600**	579	576
Interests in associates		**25**	40	25
Other investments		**13**	6	12
Trade and other receivables		**79**	101	66
Deferred tax assets*		**244**	270	240
Derivative financial instruments**		**19**	4	13
Non-current assets		**4,332**	4,156	4,059
Current assets				
Inventories		**197**	180	179
Trade and other receivables		**1,530**	1,339	1,343
Tax recoverable*		**14**	7	10
Cash and cash equivalents**		**400**	536	839
Derivative financial instruments**		**1**	8	2
Current assets		**2,142**	2,070	2,373
Assets of disposal groups				
Assets included in disposal groups held for sale	6	**-**	652	-
Total assets		**6,474**	6,878	6,432
Current liabilities				
Short-term borrowings**		**(111)**	(141)	(151)
Derivative financial instruments**		**(8)**	(1)	-
Provisions	10	**(92)**	(70)	(86)
Current tax liabilities*		**(169)**	(219)	(171)
Trade and other payables		**(1,983)**	(1,764)	(1,833)
Current liabilities		**(2,363)**	(2,195)	(2,241)
Non-current liabilities				
Long-term borrowings**		**(1,509)**	(1,771)	(1,452)
Derivative financial instruments**		**(2)**	(13)	(15)
Post-employment benefit obligations	11	**(177)**	(254)	(162)
Provisions	10	**(372)**	(291)	(351)
Deferred tax liabilities*		**(23)**	(6)	(5)
Other payables		**(32)**	(46)	(36)
Non-current liabilities		**(2,115)**	(2,381)	(2,021)
Liabilities of disposal groups				
Liabilities included in disposal groups held for sale	6	**-**	(149)	-
Total liabilities		**(4,478)**	(4,725)	(4,262)

Net assets		**1,996**	2,153	2,170
Equity				
Share capital		**185**	201	193
Share premium account		**144**	103	122
Capital redemption reserve		**42**	24	33
Less: own shares		**(4)**	(4)	(1)
Other reserves		**4,342**	4,301	4,312
Retained earnings		**(2,729)**	(2,490)	(2,511)
Total equity shareholders' funds		**1,980**	2,135	2,148
Minority interests		**16**	18	22
Total equity	12	**1,996**	2,153	2,170

* Component of current and deferred taxes ** Component of net debt

Consolidated cash flow statement

for the six months ended 31 March 2008

	Notes	Six months to 31 Marc 2008 Unaudited £m	2 Unaudited
Cash flow from operating activities			
Cash generated from operations	14	**348**	3
Interest paid		**(47)**	(5
Interest element of finance lease rentals		**(1)**	
Tax received		**6**	
Tax paid		**(76)**	(6
Net cash from / (used in) operating activities of continuing operations		**230**	1
Net cash from / (used in) operating activities of discontinued operations		**2**	
Net cash from / (used in) operating activities		**232**	2
Cash flow from investing activities			
Purchase of subsidiary companies and investments in associated undertakings (1)	13	**(146)**	(2
Proceeds from sale of subsidiary companies and associated undertakings - discontinued activities (1)	6	**(10)**	
Proceeds from sale of subsidiary companies and associated undertakings - other activities (1)		**-**	
Proceeds from sale of other investments		**-**	
Tax on profits from sale of subsidiary companies and associated undertakings		**(5)**	(6
Contribution of disposal proceeds to pension plans		**-**	

Purchase of property, plant and equipment		**(65)**	(6
Proceeds from sale of property, plant and equipment		**14**	
Purchase of intangible assets and investments		**(15)**	(1
Dividends received from associated undertakings		**3**	
Interest received		**16**	
Net cash from / (used in) investing activities by continuing operations		**(208)**	(10
Net cash from / (used in) investing activities by discontinued operations		**-**	(2
Net cash from / (used in) investing activities		**(208)**	(12
Cash flow from financing activities			
Proceeds from issue of ordinary share capital	12	**22**	
Purchase of own shares [2]		**(290)**	(29
Net increase / (decrease) in borrowings - excluding new leases and lease repayments	15	**(61)**	
Repayment of obligations under finance leases	15	**(6)**	
Equity dividends paid	9,12	**(135)**	(13
Dividends paid to minority interests	12	**(3)**	
Net cash from / (used in) financing activities by continuing operations		**(473)**	(38
Net cash from / (used in) financing activities by discontinued operations		**-**	
Net cash from / (used in) financing activities		**(473)**	(38
Cash and cash equivalents			
Net increase / (decrease) in cash and cash equivalents	15	**(449)**	(31
Cash and cash equivalents at beginning of the period		**839**	8
Currency translation gains / (losses) on cash and cash equivalents		**10**	
Cash and cash equivalents at end of the period		**400**	5

(1) Net of cash acquired or disposed and payments received or made under warranties and indemnities.
(2) Share buy-back and increase / (decrease) in own shares held to satisfy employee share-based payments.

Reconciliation of free cash flow from continuing operations

for the six months ended 31 March 2008

	Six months to 31 March		Year ended 30 September 2007
	2008 Unaudited £m	2007 Unaudited £m	Audited £m
Net cash from operating activities for continuing operations	**230**	183	481
Purchase of property, plant and equipment	**(65)**	(64)	(156)
Proceeds from sale of property, plant and equipment	**14**	17	22
Purchase of intangible assets and investments	**(15)**	(12)	(21)
Dividends received from associated undertakings	**3**	-	6
Interest received	**16**	13	28
Dividends paid to minority interests	**(3)**	(1)	(3)
Free cash flow from continuing operations	**180**	136	357

Notes to the condensed financial statements
for the six months ended 31 March 2008

1 Basis of preparation

The unaudited interim condensed financial statements for the six months ended 31 March 2008 have been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting' ('IAS 34'), and have been prepared on the basis of International Financial Reporting Standards ('IFRSs') and International Financial Reporting Interpretations Committee ('IFRIC') interpretations as adopted by the European Union that are effective for the year ended 30 September 2008.

The unaudited interim condensed financial statements for the six months ended 31 March 2008, which were approved by the Board on 14 May 2008, do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report for the year ended 30 September 2007. Those accounts have been reported upon by the Group's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985. The Annual Report is published in the Investor Relations section of the Group website (www.compass-group.com) and is available from the Company on request.

Except as described below, the accounting policies and method of computation adopted in the preparation of the unaudited interim condensed financial statements are consistent with the policies applied by the Group in its consolidated financial statements for the year ended 30 September 2007.

In the current financial year, the Group will adopt International Financial Reporting Standard 7 'Financial Instruments: Disclosures' ('IFRS 7') for the first time. As IFRS 7 is a disclosure standard, there is no impact of that change in accounting policy on the interim financial statements. Full details of the change will be disclosed in the Annual Report for the year ended 30 September 2008.

2 Seasonality of operations

Overall, seasonality is not a significant factor across the Group. However, within individual sectors and
geographies we do see some seasonal effects. Revenues in the Education sector are lower outside term time
and activity in the Business & Industry sector in Continental Europe slows down throughout

the summer.

3 Segmental reporting

Revenues	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Intra Group £m	Total £m
	Geographical segments					
Six months to 31 March 2008						
Total revenue	**2,267**	**1,488**	**965**	**872**	-	**5,592**
Less: inter-segment revenue(3)	-	-	-	-	-	-
External revenue	**2,267**	**1,488**	**965**	**872**	-	**5,592**
Less: discontinued businesses	-	-	-	**(3)**	-	**(3)**
External revenue - continuing	**2,267**	**1,488**	**965**	**869**	-	**5,589**
Six months to 31 March 2007						
Total revenue	2,155	1,525	996	786	(15)	5,447
Less: inter-segment revenue(3)	-	(6)	(5)	(4)	15	-
External revenue	2,155	1,519	991	782	-	5,447
Less: discontinued businesses	-	(213)	(36)	(17)	-	(266)
External revenue - continuing	2,155	1,306	955	765	-	5,181
Year ended 30 September 2007						
Total revenue	4,206	2,842	1,986	1,610	(18)	10,626
Less: inter-segment revenue(3)	-	(7)	(7)	(4)	18	-
External revenue	4,206	2,835	1,979	1,606	-	10,626
Less: discontinued businesses	-	(282)	(48)	(28)	-	(358)
External revenue - continuing	4,206	2,553	1,931	1,578	-	10,268

Result	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	C acti
	Geographical segments				
Six months to 31 March 2008					
Total operating profit before associates	**153**	**106**	**52**	**38**	(
Less: discontinued businesses	-	-	-	-	
Operating profit before associates - continuing	**153**	**106**	**52**	**38**	(
Add: Share of profit of associates	**1**	-	**1**	-	
Operating profit - continuing	**154**	**106**	**53**	**38**	(

Finance income					
Finance costs					
Hedge accounting ineffectiveness					
Profit before tax					
Income tax expense					
Profit for the period from continuing operations					
Six months to 31 March 2007					
Total operating profit before associates	132	109	52	24	(
Less: discontinued businesses	-	(24)	(1)	1	
Operating profit before associates - continuing	132	85	51	25	(
Add: Share of profit of associates	1	-	2	-	
Operating profit - continuing	133	85	53	25	(
Finance income					
Finance costs					
Hedge accounting ineffectiveness					
Profit before tax					
Income tax expense					
Profit for the period from continuing operations					
Year ended 30 September 2007					
Total operating profit before associates	264	181	107	54	(
Less: discontinued businesses	-	(30)	-	7	
Operating profit before associates - continuing	264	151	107	61	(
Add: Share of profit of associates	1	-	3	-	
Operating profit - continuing	265	151	110	61	(
Finance income					
Finance costs					
Hedge accounting ineffectiveness					
Profit before tax					
Income tax expense					
Profit for the year from continuing operations					

(1) Mexico was transferred from the Rest of the World to the North America segment during the current reporting period to reflect a similar change in the management rep
The 2007 segmental results have been restated on a consistent basis.
(2) The revenues and result for the six months to 31 March 2007 have also been restated to reflect other organisational changes implemented in the second half of 2007.
(3) In prior periods inter-segment revenue largely arose as the result of trading between Selecta and other discontinued companies and the rest of the Group.

4 Finance income and costs

Finance income and costs	Six months to 31 March 2008 £m
Finance income	
Bank interest	15
Expected return on pension scheme assets net of amount charged to scheme liabilities (note 11)	1
Total finance income	16
Finance costs	
Bank loans and overdrafts	7
Other loans	41
Finance lease interest	1
Interest on bank loans, overdrafts, other loans and finance leases	49
Unwinding of discount on put options held by minority shareholders	-
Amount charged to pension scheme liabilities net of expected return on scheme assets (note 11)	-
Total finance costs	49
Hedge accounting ineffectiveness	
Unrealised net losses / (gains) on financial instruments	8
Unhedged translation losses on foreign currency borrowings	-
Total hedge accounting ineffectiveness losses / (gains)	8

5 Tax

The income tax expense on continuing operations for the period is based on an estimated full year effective tax ra year 28%).

Recognised in the income statement: income tax expense on continuing operations	Six months to 31 March 2008 £m	2007 £m
Current year	79	86
Adjustment in respect of prior years	(8)	(19)
Current tax expense / (credit)	71	67
Current year deferred tax	10	(2)
Impact of changes in statutory tax rates	-	-
Adjustment in respect of prior years	-	-

Deferred tax expense / (credit)	**10**	(2)
Income tax expense / (credit) on continuing operations	**81**	65

The impact of changes in statutory tax rates in the year ended 30 September 2007 related principally to the reduc the UK corporation tax rate from 30% to 28% from 1 April 2008. This change resulted in a deferred tax charge ari reduction in the balance sheet carrying value of deferred tax assets to reflect the anticipated rate of tax at which t expected to reverse. This impact was not reflected in the interim report to 31 March 2007 as the relevant legislati rate change had not been substantively enacted at that date.

The Group does not recognise deferred tax assets in respect of tax losses and other temporary differences where uncertain. No deferred tax liability is recognised on temporary differences relating to the unremitted earnings of o as the Group is able to control the timing of the reversal of these temporary differences and it is probable that the the foreseeable future.

There has been no material change to the level of unrecognised deferred tax assets since 30 September 2007.

6 Discontinued operations

Period ended 31 March 2008:

The profit for the period from discontinued operations comprises the release of surplus provisions and accruals re period disposals.

Period ended 31 March 2007:

In November 2006, as part of the Group's strategy of focussing on its core contract catering business, the Group intention to dispose of its European vending business, Selecta. The transaction completed on 2 July 2007. The G completed the sale and closure of a number of other small businesses as part of the exit from the discontinued tr business. The results of all these businesses are classified as discontinued operations and are therefore exclude of continuing operations in 2007. The assets and liabilities of most of these businesses were classified as being h 31 March 2007.

In addition, the Group established additional provisions totalling £45 million during the period in respect of the pri the travel concessions catering business and the discontinued Middle East military catering operations, resulting i before and after tax) of £45 million before the net release of tax provisions of £69 million. Overall an exceptional million was recognised in the period.

Year ended 30 September 2007:

The Group disposed of its European vending business, Selecta, on 2 July 2007 for a net profit after tax of £129 m

The Group also completed the sale and closure of a number of other small businesses as part of the exit from dis operations, and established additional provisions totalling £45 million in respect of prior year disposals in these ar net loss after tax of £11 million before the release of net tax provisions of £79 million. These provisions were rele settlement of a number of long-standing issues connected with prior year discontinued activities. The total net pro arising on the disposal of these operations was £68 million.

Overall an exceptional net credit of £197 million was recognised in the period.

The disposal process was complete by the end of the year and no assets or liabilities were classified as being hel 30 September 2007.

Financial performance of discontinued operations	Six months to 31 March 2008[1] £m	Six months to 31 March 2007[2] £m
Trading activities of discontinued operations		
External revenue	**3**	266
Inter-segment revenue	**-**	-
Total revenue	**3**	266
Operating costs	**(3)**	(241)
Trading activities of discontinued operations before exceptional costs	**-**	25
Exceptional operating costs	**-**	-
Profit before tax	-	25
Income tax (expense) / credit	-	(5)
Profit after tax	**-**	20
Exceptional items:		
disposal of net assets and other adjustments relating to discontinued operations		
Profit on disposal of net assets of discontinued operations	**-**	-
Increase in provisions related to discontinued operations[4]	**-**	(45)
Release of surplus provisions and accruals related to discontinued operations [5]	**16**	-
Cumulative translation exchange loss recycled on disposals[6]	**-**	-
Profit on disposal before tax	**16**	(45)
Income tax (expense) / credit	-	69
Total profit after tax	**16**	24
Profit / (loss) for the period from discontinued operations		
Profit / (loss) for the period from discontinued operations	**16**	44

The profit / (loss) on disposal can be reconciled to the cash inflow / (outflow) from disposals as follows:

Net assets disposed and disposal proceeds	Six months to 31 March 2008 £m	Six months to 31 March 2007[2] £m
Net assets disposed	-	-
Increase / (decrease) in retained liabilities[4] [5]	**(33)**	45
Cumulative exchange translation loss recycled on disposals[6]	-	-
Profit / (loss) on disposal before tax	**16**	(45)

Consideration, net of costs	(17)	-
Consideration deferred to future periods	-	-
Cash disposed of	-	-
Cash inflow / (outflow) from current activity	(17)	-
Deferred consideration and other payments relating to previous disposals	7	-
Cash inflow / (outflow) from disposals	(10)	-

The major classes of assets and liabilities included in disposal groups held for sale (on a debt free / cash free bas sheet date were as follows:

	As at 31 March	
Net assets included in disposal groups held for sale	2008 £m	2007(2) £m
Goodwill	-	394
Property, plant and equipment	-	144
Inventories	-	36
Trade and other receivables	-	71
Cash and cash equivalents	-	7
Gross assets included in disposal groups held for sale	-	652
Trade and other payables	-	(129)
Other liabilities	-	(20)
Gross liabilities included in disposal groups held for sale	-	(149)
Net assets included in disposal groups held for sale	-	503

(1) The trading activity in the period ended 31 March 2008 relates to the final run off of activity in businesses earmarked for closure.
(2) Comprises Selecta, travel concessions and various other non-core businesses.

(3) Comprises Selecta, travel concessions and various other non-core businesses and adjustments to prior year disposals.
(4) Additional provisions were established in respect of the prior year disposal of travel concessions catering businesses and in respect of Middle East military catering in the prior year in the period ended 31 March 2007.
(5) Released surplus accruals / provisions of £16 million and utilised accruals / provisions in respect of purchase price adjustments, warranty claims and other indemni period ended 31 March 2008. Total £33 million.
(6) The Group manages foreign currency exposures in accordance with the policies set out in the Annual Report for the year ended 30 September 2007, matching its ; flows by currency to actual or effective borrowings in the same currency. As a result the cumulative exchange translation loss recycled on disposals is £nil.

7 Exceptional items

Exceptional items are disclosed and described separately in the interim financial statements where it is necessary to do so to clearly explain the financial performance of the Group. Items reported as exceptional are material items of income or expense that have been shown separately due to the significance of their nature or amount.

All of the exceptional items occurring in the period relate to discontinued operations and are described in more detail in note 6.

Exceptional items	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Discontinued operations			
Profit on disposal of net assets and other adjustments relating to discontinued operations net of tax (note 6)	**16**	24	197
Total	**16**	24	197

8 Earnings per share

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the period. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of discontinued activities, exceptional items and hedge accounting ineffectiveness (net of tax); these are disclosed to show the underlying trading performance of the Group.

Attributable profit	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Profit for the period attributable to equity shareholders of the Company	**213**	198	515
Less: profit for the period from discontinued operations	**(16)**	(44)	(212)
Attributable profit for the period from continuing operations	**197**	154	303
Less: profit from exceptional items included in continuing operations (net of tax)	**-**	-	-
Attributable profit for the period from continuing operations before exceptional items	**197**	154	303
Add back: loss / (profit) from hedge accounting ineffectiveness (net of tax)	**6**	-	4
Underlying attributable profit for the period from continuing operations before exceptional items	**203**	154	307

Average number of shares (millions of ordinary shares of 10p each)	Six months to 31 March 2008	Six months to 31 March 2007	Year ended 30 September 2007
Average number of shares for basic earnings per share	**1,886**	2,052	2,015
Dilutive share options	**9**	13	11
Average number of shares for diluted earnings per share	**1,895**	2,065	2,026

Basic earnings per share (pence)			
From continuing and discontinued operations	**11.3**	9.6	25.6
From discontinued operations	**(0.9)**	(2.1)	(10.6)
From continuing operations	**10.4**	7.5	15.0
Exceptional items included in continuing operations (net of tax)	**-**	-	-
From continuing operations before exceptional items	**10.4**	7.5	15.0
Hedge accounting ineffectiveness (net of tax)	**0.4**	-	0.2
From underlying continuing operations before exceptional items	**10.8**	7.5	15.2
Diluted earnings per share (pence)			
From continuing and discontinued operations	**11.2**	9.6	25.4
From discontinued operations	**(0.8)**	(2.1)	(10.4)
From continuing operations	**10.4**	7.5	15.0
Exceptional items included in continuing operations (net of tax)	**-**	-	-
From continuing operations before exceptional items	**10.4**	7.5	15.0
Hedge accounting ineffectiveness (net of tax)	**0.3**	-	0.2
From underlying continuing operations before exceptional items	**10.7**	7.5	15.2

9 Dividends

The interim dividend of 4.0 pence per share (2007: 3.6 pence per share), £74 million in aggregate[(1)], is payable on 4 August 2008 to shareholders on the register at the close of business on 27 June 2008. The dividend was approved by the Board after the balance sheet date, and has therefore not been reflected as a liability in the interim financial statements.

	Six months to 31 March		Year ended
Dividends on ordinary shares of 10p each	**2008 £m**	2007 £m	30 September 2007 £m
Final 2006 - 6.5p per share	**-**	136	136
Interim 2007 - 3.6p per share	**-**	-	72
Final 2007 - 7.2p per share	**135**	-	-
Total dividends	**135**	136	208

(1) Based on the number of shares in issue at 31 March 2008.

10 Provisions

Six months to 31 March		
2008	2007	Year ended
Discontinued		30 September

Provisions	Insurance £m	and disposed businesses £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m	Total £m	2007 Total £m
Brought forward	**112**	**200**	**46**	**71**	**8**	**437**	307	307
Reclassified[1]	**-**	**3**	**-**	**9**	**4**	**16**	-	3
Expenditure in the year	**(2)**	**(17)**	**(3)**	**(1)**	**(2)**	**(25)**	(12)	(28)
Charged to income statement	**18**	**-**	**-**	**9**	**1**	**28**	72	165
Credited to income statement	**(1)**	**(7)**	**(1)**	**-**	**-**	**(9)**	(1)	(2)
Fair value adjustments arising on acquisitions (note 13)	**-**	**-**	**7**	**4**	**-**	**11**	-	-
Currency adjustment	**3**	**1**	**1**	**-**	**1**	**6**	(5)	(8)
Carried forward	**130**	**180**	**50**	**92**	**12**	**464**	361	437

Provisions	As at 31 March 2008 £m	As at 31 March 2007 £m	As at 30 September 2007 £m
Non-current	**372**	291	351
Current	**92**	70	86
Total provisions	**464**	361	437

(1) Including items reclassified from accrued liabilities and other balance sheet captions.

The provision for insurance relates to the costs of self-funded insurance schemes and is essentially long-term in nature.

Provisions in respect of discontinued and disposed businesses relate to estimated amounts payable in connection with onerous contracts and claims arising from disposals. The final amount payable remains uncertain as, at the date of approval of these financial statements, there remains a further period during which claims may be received. The timing of any settlement will depend upon the nature and extent of claims received. Surplus provisions of £7 million were credited to the discontinued operations section of the income statement in the period (2007: £nil).

Provisions for onerous contracts represent the liabilities in respect of short-term and long-term leases on unoccupied properties and other contracts lasting under five years.

Provisions for legal and other claims relate principally to the estimated cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain.

Environmental provisions are in respect of potential liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment. These provisions are expected to be utilised as operating sites are disposed of or as environmental matters are resolved.

11 Post-employment benefit obligations

The Group operates a number of pension arrangements throughout the world which have been developed in acc statutory requirements and local customs and practices. The majority of schemes are self administered and the : are held independently of the Group's finances. Pension costs are assessed in accordance with the advice of inc professionally qualified actuaries. The Group makes employer contributions to the various schemes in existence 6% - 30% of pensionable salaries. The arrangements are described in more detail in note 23 of the Company's / the year ended 30 September 2007.

Post-employment benefit obligations: total surplus / deficit	Six months to 31 March				
	2008				20(
	UK £m	USA £m	Other £m	Total £m	Tot £
Total (surplus) / deficit of defined benefit pension plans brought forward	(62)	60	72	70	28
Business acquisitions	-	-	4	4	
Current service cost	5	1	6	12	1
Past service cost / (credit)	-	-	-	-	
Curtailment credit	-	-	-	-	
Amount charged to plan liabilities	35	4	4	43	3
Expected return on plan assets	(39)	(2)	(3)	(44)	(37
Actuarial (gains) / losses	31	(2)	2	31	
Employer contributions	(14)	(3)	(10)	(27)	(34
Other movements	-	-	-	-	(:
Currency adjustment	-	1	8	9	(4
Total (surplus) / deficit of defined benefit pension plans carried forward	(44)	59	83	98	25

The deficit can be reconciled to the post-employment benefit obligations reported in the consolidated balance sh

Post-employment benefit obligations: recognised in the balance sheet	As at 31 March	
	2008 £m	20(£
Total deficit of defined benefit pension plans per above	98	25
Surplus not recognised in accordance with IFRIC 14[(1)]	79	
Post-employment benefit obligations per the balance sheet	177	25

The actuarial gain / loss reported in the consolidated statement of recognised income and expense can be recor

Actuarial adjustments	Six months to 31 March	
	2008 £m	20(£

Actuarial (gains) / losses per the above table	31
Increase / (decrease) in surplus not recognised	(13)
Actuarial (gains) / losses per the statement of recognised income and expense	18

(1) IFRIC Interpretation 14 'IAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' ('IFRIC 14').

12 Reconciliation of movements in total shareholders' equity

The Company commenced an on market share buy-back programme following the disposal of Select Service Pai This programme was extended following the disposal of Selecta in July 2007 to repurchase a total of £1 billion of programme was completed on 19 March 2008. During the period, a total of 88,614,468 ordinary shares of 10p ea repurchased for a consideration of £282 million[1] and cancelled.

Reconciliation of movements in equity	Six months to 31 March 2008 £m	2007 £m
Total shareholders' equity brought forward	**2,170**	2,312
Total recognised income and expense (per SORIE)	**214**	238
Issue of shares	**22**	7
Fair value of share-based payments (net)	**6**	11
Share buy-back [1]	**(282)**	(282)
Transfer on exercise of put options	**-**	8
Buyout of minority interest	**(6)**	-
Fair value adjustments arising on acquisitions[2]	**13**	-
Other changes	**-**	-
	2,137	2,294
Dividends paid to Compass shareholders (note 9)	**(135)**	(136)
Dividends paid to minority interest	**(3)**	(1)
	1,999	2,157
Increase in own shares held for staff compensation schemes[3]	**(3)**	(4)
Total shareholders' equity carried forward	**1,996**	2,153

The amount charged to profits in respect of share-based payments can be reconciled to the amount credited to e

Fair value of share-based payments	Six months to 31 March 2008 £m	2007 £m
Charged to profits of continuing operations	**10**	11
Charged to profits of discontinued operations	**-**	-
Credit in respect of cash-settled phantom share options (credited back to profits of continuing operations)	**-**	-
Other	**-**	-
	10	11
	(4)	-

Settled in cash or existing shares[4]		
Fair value of share-based payments credited to equity	6	11

(1) Including stamp duty and brokers commission.

(2) The fair value adjustments arising on the acquisition of the remaining 50% interest in GR SA relate to 100% of the shareholding. The portion of the fair value adjust Group's existing 50% shareholding in GR SA was credited to the revaluation reserve in accordance with IFRS 3.

(3) These shares are held in trust and are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans.

(4) It was originally anticipated these payments would be satisfied by the issue of new shares.

13 Business combinations

The Group acquired the remaining 50% interest in GR SA, its 50% owned Brazilian joint venture, for cash conside million on 6 March 2008.

Propoco Inc ('Professional Services'), a leading regional provider of facilities management services to the US hea acquired on 1 October 2007 for a total consideration of £38 million. £36 million was paid at closing, with the rema being deferred for 12 months. Three other small infill acquisitions were made during the period for a total conside £3 million of which was deferred.

On 29 November 2007 the Group bought out the remaining 10% minority interest in Palmar S.p.A, its Italian subs provides support services, and on 25 March 2008 it acquired a further 9% of the shares of Seiyo Food - Compass Japanese subsidiary, taking the Group's shareholding from 86% to 95%. The total consideration for both transact million.

	Acquisition of 50% interest in GR SA[1]		Other acquisitions		Buy out minori interes
	Book value £m	Fair value £m	Book value £m	Fair value £m	
Net assets acquired:					
Goodwill	22	22	-	-	
Other intangible assets	1	53	-	2	
Property, plant and equipment	11	11	1	1	
Deferred tax asset	-	4	-	-	
Inventories	3	3	-	-	
Trade and other receivables	26	26	3	3	
Cash and cash equivalents	4	4	-	-	
Other assets	1	1	-	-	
Trade and other payables	(31)	(31)	(3)	(4)	
Provisions (note 10)	-	(11)	-	-	
Post-employment benefit obligations (note 11)	(4)	(4)	-	-	
Deferred tax liabilities	(1)	(19)	-	-	
Other liabilities	(1)	(1)	-	-	
Minority interest (note 12)	-	-	-	-	
	31	58	1	2	
Portion of fair value adjustment credited to revaluation reserve (note 12)[1]		(13)		-	

Fair value of net assets acquired	45	2	
Goodwill arising on acquisition	46	42	
Total consideration	91	44	

Satisfied by:

Cash consideration and costs	91	39	
Deferred consideration	-	5	
	91	44	

Cash flow:

Cash consideration	91	39	
Cash acquired	(4)	-	
Net cash outflow arising on acquisition	87	39	

Deferred consideration and other payments relating to previous acquisitions

Total cash outflow arising from the purchase of subsidiary companies and investments in associated undertaking:

1. The fair value adjustments arising on the acquisition of the remaining 50% interest in GR SA relate to 100% of the shareholding. The portion of the fair valu

Group's existing 50% shareholding in GR SA was credited to the revaluation reserve in accordance with IFRS 3.

Adjustments made to the fair value of assets acquired include the value of intangible assets, provisions and othe recognised on acquisition in accordance with International Financial Reporting Standard 3 'Business Combinatio adjustments made in respect of the acquisitions in the six months to 31 March 2008 are provisional and will be fi months of the acquisition date.

The goodwill arising on the acquisition of the remaining 50% interest in GR SA represents the premium the Grou operational and strategic control of the company. This will allow the business to be fully integrated into the Grou

The initial goodwill arising on the acquisition of the other businesses represents the premium the Group paid to a companies which complement the existing business and create significant opportunities for cross selling and oth In the period from acquisition to 31 March 2008 the acquisitions contributed revenue of £38 million and operatinc to the Group's results.

If the acquisitions had occurred on 1 October 2007, Group revenue for the period would have been £5,662 millio operating profit (including associates) would have been £325 million.

14 Reconciliation of operating profit to cash generated by operations

	Six months to 31 March	
Reconciliation of operating profit to cash generated by continuing operations	**2008 £m**	2007 £m
Operating profit from continuing operations	**320**	264

Adjustments for:

Depreciation of property, plant and equipment	**70**	71
Amortisation of intangible fixed assets	**14**	15
(Gain) / loss on disposal of property, plant and equipment	**-**	(1)
Increase / (decrease) in provisions	**17**	(7)
Decrease in post-employment benefit obligations	**(15)**	-
Share-based payments - charged to profits(1)	**10**	11
Share-based payments - settled in cash or existing shares(1) (2)	**(4)**	-
Operating cash flows before movement in working capital	**412**	353
(Increase) / decrease in inventories	**(7)**	(7)
(Increase) / decrease in receivables	**(82)**	(26)
Increase / (decrease) in payables	**25**	(16)
Cash generated by continuing operations	**348**	304

(1) A reconciliation of the amount charged to profits in respect of share-based payments and the amount credited to equity is given in note 12.

(2) It was originally anticipated these payments would be satisfied by the issue of new shares.

15 Reconciliation of net cash flow to movement in net debt

This table is presented as additional information to show movement in net debt, defined as overdrafts, bank and other borrowings, finance leases and derivative financial instruments, net of cash and cash equivalents.

	Six months to 31 March		Year ended 30 September
Net debt	**2008 £m**	2007 £m	2007 £m
Net increase / (decrease) in cash and cash equivalents	**(449)**	(310)	(11)
Cash (inflow) / outflow from changes in net debt	**61**	(42)	239
Cash (inflow) / outflow from repayment of obligations under finance leases	**6**	9	15
(Increase) / decrease in net debt as a result of new finance leases taken out	**(3)**	(3)	(15)
Currency translation gains / (losses) on net debt	**(54)**	51	74
Acquisitions and disposals (excluding cash and overdrafts)	**-**	-	7
Other non-cash movements	**(7)**	12	22
(Increase) / decrease in net debt during the period	**(446)**	(283)	331
Opening net debt	**(764)**	(1,095)	(1,095)
Closing net debt	**(1,210)**	(1,378)	(764)

Other non-cash movements are comprised as follows:

Other non-cash movements in net debt	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Amortisation of the fair value adjustment in respect of the £250 million sterling Eurobond redeemable in 2014	**2**	2	4
Fair value debt adjustment	**(23)**	16	4
Swap monetisation credit	**4**	7	25
Changes in the value of derivative financial instruments	**10**	(13)	(11)
Other non-cash movements	**(7)**	12	22

16 Contingent liabilities

Contingent liabilities	As at 31 March 2008 £m	As at 31 March 2007 £m	As at 30 September 2007 £m
Performance bonds, guarantees and indemnities (including those of associated undertakings)	**229**	203	227

On 21 October 2005, the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ('ESS') (a member of the Group), IHC Services Inc. ('IHC') and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006, it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass Group of companies.

The Group settled all outstanding civil litigation against us in relation to this matter in October 2006, but litigation continues between competitors of ESS, IHC and other parties involved in UN procurement.

IHC's relationship with the UN and ESS was part of a wider investigation into UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, and with which the Group co-operated fully. The current status of that investigation is uncertain and a matter for the US authorities. Those investigators could have had access to sources unavailable to the Group, Freshfields Bruckhaus Deringer or Ernst & Young, and further information may yet emerge which is inconsistent with, or additional to, the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact on the Group. The Group has however not been contacted by, or received further requests for information from, the United States Attorney's Office for the Southern District of New York in connection with these matters since January 2006. The Group has cooperated fully with the UN throughout.

In February 2007, the Group's Portuguese business, Eurest (Portugal) Sociedade Europeia Restaurantes LDA, was visited by the Portuguese Competition Authority (PCA) as part of an investigation into possible past breaches of competition law by the Group and other caterers in the sector. The PCA investigation relates to a part of the Portuguese catering business which services mainly public sector contracts. The Group is co-operating fully with the PCA's investigation which is still ongoing. It is likely that it will take several more months to complete and its outcome cannot be predicted at this point. Revenues of the Portuguese business for the year ended 30 September 2007 were £90 million (€134 million).

It is not currently possible to quantify any potential liability which may arise in respect of these matters. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

The Group, through a number of its subsidiary undertakings, is, from time to time, party to various other legal proceedings or claims arising from its normal business. Provisions are made as appropriate. None of these proceedings is regarded as material litigation.

The Group has provided a guarantee to one of its joint venture partners over the level of profits which will accrue to them in future periods. The maximum amount payable under this guarantee is £35 million, which would be payable in respect of the period from 1 July 2007 to 31 December 2010. Based on the latest management projections, no liability is expected to arise in relation to this guarantee and accordingly, no provision has been recorded at 31 March 2008 (2007: £nil).

17 Capital commitments

	As at 31 March		As at 30 September
Capital commitments	**2008 £m**	2007 £m	2007 £m
Contracted for but not provided for	**23**	30	23

18 Operating lease and concessions commitments

The Group leases offices and other premises under non-cancellable operating leases. The leases have varying terms, purchase options, escalation clauses and renewal rights. The Group has some leases that include revenue-related rental payments that are contingent on future levels of revenue.

There has been no material change to the level of future minimum rentals payable under non-cancellable operating leases and concession agreements since 30 September 2007.

19 Related party transactions

The following transactions were carried out with related parties of Compass Group PLC:

Subsidiaries
Transactions between the ultimate parent company and its subsidiaries, and between subsidiaries, have been eliminated on consolidation.

Joint ventures
There were no significant transactions between joint ventures or joint venture partners and the rest of the Group during the period except for the acquisition of the remaining 50% interest in GR SA, the Group's 50% owned Brazilian joint venture (see note 13).

Associates
There were no significant transactions with associated undertakings during the period.

Key management personnel
During the period there were no material transactions or balances between the Group and its key management personnel or members of their close family, other than from remuneration.

20 Post balance sheet events

On 14 May 2008, the Group announced it would buy back a further £400 million of shares over the next 18 months in order to maintain an efficient capital structure whilst at the same time retaining the flexibility to fund future infill acquisitions.

21 Exchange rates

Exchange rates	Six months to 31 March		Year ended 30 September 2007
	2008	2007	
Average exchange rate for period			
Australian Dollar	**2.24**	2.48	2.44
Brazilian Real	**3.56**	4.14	4.02
Canadian Dollar	**2.00**	2.26	2.19
Euro	**1.36**	1.49	1.48
Japanese Yen	**220.10**	230.72	234.05
Norwegian Krone	**10.84**	12.15	11.98
South African Rand	**14.53**	14.10	14.18
Swedish Krona	**12.77**	13.62	13.63
Swiss Franc	**2.23**	2.39	2.40
US Dollar	**2.02**	1.95	1.97
Closing exchange rate as at end of period			
Australian Dollar	**2.17**	2.43	2.30
Brazilian Real	**3.46**	4.01	3.75
Canadian Dollar	**2.03**	2.26	2.02
Euro	**1.26**	1.47	1.43
Japanese Yen	**198.35**	231.59	234.33
Norwegian Krone	**10.17**	11.97	11.05
South African Rand	**16.08**	14.22	14.05
Swedish Krona	**11.85**	13.76	13.18
Swiss Franc	**1.99**	2.39	2.38
US Dollar	**1.99**	1.96	2.04

Average rates are used to translate the income statement and cash flow. Closing rates are used to translate the balance sheet. Only the most significant currencies are shown.

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Directorate Change
Released	09:18 23-May-08
Number	1521V09

RNS Number : 1521V
Compass Group PLC
23 May 2008

23 May 2008

COMPASS GROUP PLC

NON EXECUTIVE DIRECTOR RETIREMENT

Compass Group PLC announces that Tim Parker, a Non Executive Director, will retire from the Board with immediate effect following the announcement that he is to be appointed as First Deputy Mayor and Chief Executive of the Greater London Authority.

Sir Roy Gardner, Chairman, commented: "Tim's experience and business knowledge has been of great value to the deliberations of the Board over the last 14 months. On behalf of the Board I wish Tim every success for the future."

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary

Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £10.3 billion in the year to 30 September 2007. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Interim Report Availability
Released	15:37 29-May-08
Number	5435V15

RNS Number : 5435V
Compass Group PLC
29 May 2008

Compass Group PLC

Interim Report for the half year ended 31 March 2008

In accordance with LR 9.6.3, copies of the above document have today been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade

Canary Wharf

London E14 5HS

Telephone: 020 7066 1000

Documents will normally be available for inspection within six normal business hours of this notice being given.

END

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COMPASS
GROUP

82-5161

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

82-5161

COMPASS
GROUP

Delivering profitable growth

Interim Report 2008



Our business

What we do

We are a world leading provider of food and support services. Every day millions of people around the world count on us to provide them with a meal, a cup of coffee, a clean office or to keep the entire workspace around them operating at its best.

We have unparalleled experience in providing these services to people in a whole range of environments – at work, at school or university, in hospital, at sporting or cultural events, or in remote locations.

This level of sector specific expertise provides us with the in-depth understanding of the demands of these markets and the needs of our customers that drives our market-leading innovation, operating efficiency and ultimately the quality of the service our customers experience.

Our strategy

Our strategy focuses on the outsourced foodservice and support services markets, building on the existing expertise and strengths we have as a Group.

We estimate that outsourcing growth in the foodservice market (which we estimate is £150 billion) is at least 5% per annum. As market leader, we will strive for more and faster penetration of the foodservice market that is still self operated. The support services market is significantly larger than the foodservice market and growing at a faster rate.

Our aim is to achieve market leadership in those sectors and countries that will provide long-term growth opportunities.

Business & Industry

No-one understands food at work quite like we do, whether it is in offices, distribution, factories or any other work environment. Our consumer focus drives the development and innovation in our food offers, brands and service to deliver the optimum solution from restaurants and café style outlets to coffee bars and vending. We also provide a selected range of support services that complement our foodservice offer. This includes cleaning, grounds maintenance, hospitality and reception services.

Fine Dining

Food is at the heart of what we do and, often working with world-renowned chefs, we bring exceptional gastronomic creativity and flair, style and hospitality to executive dining rooms, prestigious social and cultural events and world famous venues.

Healthcare & Seniors

One of the most demanding markets in which we operate. The very highest standards of food safety and hygiene, working with clinical staff and having a detailed understanding of the nutritional needs of those we care for have made us a leader in this market. Our offer is broader than simply foodservice for patients, staff and visitors, and includes a range of complementary support services including services such as cleaning and housekeeping.

Education

From primary schools to some of the world's most renowned universities, we provide a nutritious, well-balanced diet to fuel the development of young minds and bodies.

Sports & Leisure

We have unparalleled experience in providing high quality foodservice for some of the world's most prestigious sporting and leisure venues, visitor attractions and social events. In addition we have the specialist in-house expertise and resources to provide a single source for the complete marketing and management of corporate hospitality packages.

Defence, Offshore & Remote Sites

We provide vital workplace support for people working in some of the most hostile and demanding terrains in the world from oil and gas to major construction sites and remote mining locations. Our technical and logistical competence, commitment to health and safety and ability to effectively mobilise contracts have earned us an enviable reputation for providing fully integrated food and support services for global clients with workers around the world.

Vending

Vending is an integral part of our foodservice offer and we are able to deliver high quality, innovative solutions to our customers. In North America this is through Canteen, our specialist vending operation.

Financial and operational highlights



"After more than two years of disposals, country exits, restructuring and the roll out of MAP across the business, it is clear that our strategy is delivering value for our shareholders.

We believe that we have a well balanced and sustainable business model which has the capacity to drive continued revenue and margin growth over the medium term.

Balance sheet efficiency (whilst not compromising flexibility) remains a priority and looking forward, we are confident about the second half of the year and the future potential for the business.

With this as the background, we are increasing the interim dividend by 11% and will buy back a further £400 million of our shares over the next 18 months."

Sir Roy Gardner
Chairman

Continuing operations

Group revenue
5% organic growth on a constant currency basis

£5,589m

Total operating profit[1]
Up 21% on a reported basis, 18% on a constant currency basis

£322m

Operating margin
Up 60 basis points

5.7%

Basic earnings per share
A 44% increase in underlying earnings per share

10.8p

Interim dividend
A 11% increase in dividends per ordinary share

4.0p

Free cash flow
A 32% increase in free cash flow

£180m

Share buy-back
A further £400m over the next 18 months

£400m

[1] Includes share of profit of associates.

Contents

Find out more online

More information on Compass Group can be found on our website: www.compass-group.com.

For our Annual Report and Review, go to our Investor Centre at www.compass-group.com.

You can also go to our website to register to receive future reports and other shareholder information electronically.

Interim management report
Business review

Group trading review



Richard J Cousins
Group Chief Executive

"The Group has delivered a strong set of results as we continue to benefit from the implementation of the MAP (Management and Performance) framework and the tight operational focus it has instilled across the organisation.

We have seen another step up in our margin, with all our geographies contributing to a 60 basis points Group wide increase. Our improved operational performance lifted free cash flow generation by 32%, whilst underlying earnings per share rose by 44%.

The Group has also strengthened its contract mix by continuing to win high quality new business in key markets."

Financial summary For the six months ended 31 March	Six months to 31 March 2008	 2007	 Increase
Continuing operations			
Revenue			
– constant currency (1)	**£5,589m**	£5,313m	5.2%
– reported	**£5,589m**	£5,181m	7.9%
Operating profit (2)			
– constant currency (1)	**£322m**	£273m	17.9%
– reported	**£322m**	£267m	20.6%
Operating margin (3)	**5.7%**	5.1%	60bps
Profit before tax			
– underlying (4)	**£289m**	£224m	29.0%
– reported	**£281m**	£224m	25.4%
Free cash flow	**£180m**	£136m	32.4%
Basic earnings per share			
– underlying (4)	**10.8p**	7.5p	44.0%
– reported	**10.4p**	7.5p	38.7%
Total Group including discontinued operations			
Basic earnings per share	**11.3p**	9.6p	17.7%
Interim dividend per ordinary share	**4.0p**	3.6p	11.1%

(1) Constant currency restates the prior year results to 2008's average exchange rates.
(2) Includes share of profit of associates.
(3) Excludes share of profit of associates.
(4) Underlying profit before tax excludes revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness) of £(8) million (2007: £nil). Underlying basic earnings per share excludes these items net of tax.

Revenue and segmental performance


Andrew D Martin
Group Finance Director

Overall, organic revenue growth was 5%, comprising new business of 8%, retention of 94% and like for like growth of 3%.

Organic growth is calculated by adjusting for acquisitions (excluding current period acquisitions and including a full period in respect of prior period acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against the same period in 2007.

The table below summarises the performance of the Group's continuing operations by geographic segment.

Segmental performance For the six months ended 31 March	Six months to 31 March 2008	2007	Reported growth	Constant currency growth	Organic growth
Continuing operations					
Revenue					
North America	**£2,267m**	£2,155m	5%	7%	7%
Continental Europe	**£1,488m**	£1,306m	14%	4%	4%
United Kingdom	**£965m**	£955m	1%	1%	1%
Rest of the World	**£869m**	£765m	14%	6%	9%
Total	**£5,589m**	£5,181m	8%	5%	5%
Operating profit (1)					
North America	**£153m**	£132m			
Continental Europe	**£106m**	£85m			
United Kingdom	**£52m**	£51m			
Rest of the World	**£38m**	£25m			
Unallocated overheads	**£(29)m**	£(29)m			
Associates	**£2m**	£3m			
Total	**£322m**	£267m			
Operating margin (2)					
North America	**6.7%**	6.1%			
Continental Europe	**7.1%**	6.5%			
United Kingdom	**5.4%**	5.3%			
Rest of the World	**4.4%**	3.3%			
Total	**5.7%**	5.1%			

(1) Total operating profit includes share of profit of associates North America £1 million (2007: £1 million) and UK £1 million (2007: £2 million).
(2) Operating margin is based on revenue and operating profit excluding share of profit of associates.

Interim management report
Business review continued

North America

Group revenue
40.6%
2007: 41.6%



Revenue
2007: £2,155m
£2,267m

Operating Profit[1]
2007: £132m
£153m

In North America all of the sectors are performing well and we are continuing to see good quality organic revenue growth of 7% across a broad and well balanced portfolio. We are winning large and good quality contracts, are seeing excellent retention of over 96% and there is an increased focus on driving like for like performance.

Our success in creating a multi-service Healthcare business through cross-selling between Morrisons, our food service business, and Crothall, our support services business has delivered double digit organic revenue growth in this sector. Chartwells, our Education business, continues to generate strong like for like growth through innovation and we have made good progress in the Business & Industry sector, Levy, our Sports & Leisure business, and in the Canadian business.

Operating profit increased by £25 million, or 20%, on a constant currency basis to £153 million (2007: £128 million on a constant currency basis). This represents a further increase in the margin by 60 basis points to 6.7%, benefiting from the reduction in overheads in the second half of last year. Good management of input costs, better like for like growth and ongoing operating efficiencies across all of the main businesses are contributing to the improvement. We are currently working to drive further supply chain efficiencies and there remains a good opportunity to leverage the overhead base.

Continental Europe

Group revenue
26.6%
2007: 25.2%



Revenue
2007: £1,306m
£1,488m

Operating Profit[1]
2007: £85m
£106m

We are seeing an inflow of good quality new business and are placing a greater focus on like for like growth in Continental Europe with the organic revenue growth of 4% seen in the second half of 2007 continuing into the first half of 2008. There has been good progress in France, Spain, Nordic and Portugal and Italy is continuing to improve.

On a constant currency basis, growth of £12 million in operating profit from continuing operations to £106 million (2007: £94 million on a constant currency basis) represents a margin improvement of 60 basis points to 7.1%.

The margin growth has come from further like for like revenue growth being converted at a high drop through and an attention to detail across all areas of MAP and across all countries.

It is important to remember that the seasonality of this business, with the reduction in participation in the Business & Industry sector over the summer period and the closure of schools, means that we record stronger profits and margin in the first half compared to the second half.

(1) Segmental operating profit is stated before share of profit of associates North America £1 million (2007: £1 million) and UK £1 million (2007: £2 million).

United Kingdom

Group revenue
17.3%
2007: 18.4%



Revenue (1)
2007: £955m
£965m

Operating Profit (1)
2007: £51m
£52m

The UK performance in the first half of the year is in line with expectations. Operating profit was £52 million (2007: £51 million), representing a 10 basis points improvement in the margin.

Over the last 18 months there has been extensive restructuring of the business, reducing management layers and increasing simplicity; we have almost completed the extensive process of addressing loss making contracts; we have made substantial operational changes to our Education business, and we now have a strong platform for moving forward; and we have simplified the purchasing organisation.

Within the business we continue to focus on all aspects of the culinary experience. In 2007 we appointed a UK Executive Chef and senior executive chefs for our major sectors, who are also part of our senior leadership team. This is an initiative adapted from our US business, and encourages the development of the culinary side of the business through working with our chefs, suppliers and clients. This is working well and as an example we have been able to build on the progress already made within our schools business, with both our Executive Chef and fully qualified educational nutritionist developing healthier menus.

We also continue to build on culinary heritage that exists within the business and were pleased to announce that we are to strengthen our fine dining offer with Gordon Ramsay at Restaurant Associates. This builds on the existing relationships with Albert & Michel Roux and Gary Rhodes.

We continue to simplify business processes and are increasing our focus on generating quality revenue growth and improving our retention levels. However, we do now have the key building blocks in place which will allow the business to move forward in the medium term.

Rest of the World

Group revenue
15.5%
2007: 14.8%



Revenue
2007: £765m
£869m

Operating Profit (1)
2007: £25m
£38m

In the Rest of the World, our two largest businesses, Australia and Japan, together account for just over 50% of revenues. Australia has continued to deliver good organic revenue growth of 5% and ongoing margin progression. We have a great market position in the remote site business to service the requirements of the fast moving extractive industries sector.

In Japan, the focus has been on driving efficiency, addressing loss making contracts and integrating our Healthcare business, and the margin is now moving closer to the Rest of the World average. There is still much hard work to do and we need to continue to drive for improved revenue growth and further operating efficiencies.

The Latin American business is dominated by Brazil which is now one of our largest 10 countries following the acquisition of the remaining 50% interest in GR SA. The business is performing well in a very buoyant market with 15% organic revenue growth and we are seeing encouraging early signs of further improvement in the business performance.

Performance in the remaining remote site business has also been good and in the UAE we are benefiting from the strength of the economy to deliver 29% organic revenue growth combined with steady margin progression.

Overall, the Rest of the World has again made good progress, delivering £38 million operating profit from continuing operations (2007: £27 million on a constant currency basis), an increase of £11 million, or 41%, on a constant currency basis. This represents margin growth of 110 basis points.

Interim management report

Business review continued

Unallocated overheads

Unallocated overheads for the six months were £29 million (2007: £29 million), in line with the same period last year, reflecting the continuing strengthening of the central functions together with delivery of overhead efficiencies.

Operating profit

Operating profit from continuing operations, including associates, was £322 million (2007: £267 million), an increase of 21% on a reported basis. The operating profit increased by £49 million on a constant currency basis, up 18%. This represents a 60 basis point improvement in margin.

Net finance cost

Underlying net finance cost, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), was £33 million (2007: £43 million). We expect a higher second half net finance cost as a result of the increased level of net debt following the completion of the £1 billion share buy-back and the acquisition spend in the first six months, giving a full year expected net finance cost of £75 million.

Profit before tax

Profit before tax from continuing operations was £281 million (2007: £224 million).

On an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), profit before tax from continuing operations increased by 29% to £289 million (2007: £224 million).

Income tax expense

On an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), the tax charge from continuing operations and before exceptional items was £83 million (2007: £65 million), an effective tax rate of 29% (2007: 29%). We continue to expect the Group's effective tax rate to average out at around the 29% level for the short term.

Discontinued operations

Profit after tax and exceptional items from discontinued operations was £16 million (2007: £44 million).

Basic earnings per share

Basic earnings per share were 11.3 pence (2007: 9.6 pence). Excluding the results of discontinued operations and exceptional items, basic earnings per share on an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), were 10.8 pence (2007: 7.5 pence).

Attributable profit	2008 £m	2007 £m	Change %
Reported	**213**	198	7.6
Discontinued operations and exceptional items	**(16)**	(44)	
Hedge accounting ineffectiveness (net of tax)	**6**	–	
Underlying	**203**	154	31.8

Basic earnings per share	2008 Pence	2007 Pence	Change %
Reported	**11.3**	9.6	17.7
Discontinued operations and exceptional items	**(0.9)**	(2.1)	
Hedge accounting ineffectiveness (net of tax)	**0.4**	–	
Underlying	**10.8**	7.5	44.0

Dividends

An interim dividend of 4.0 pence per share, a year on year increase of 11%, will be paid on 4 August 2008 to shareholders on the register on 27 June 2008.

Free cash flow

Free cash flow from the continuing business totalled £180 million (2007: £136 million). The major factors contributing to the increase were a £55 million increase in operating profit after associates and a £15 million reduction in the net interest outflow.

Gross capital expenditure of £83 million (2007: £79 million), including amounts purchased by finance lease of £3 million (2007: £3 million), represents 1.5% of revenues (2007: 1.5% of revenues). We continue to expect a higher level of gross capital expenditure in the second half, driven in part by the Education sector where projects typically take place over the summer holiday months. We therefore expect gross capital expenditure in the full year to be around the 2% of revenues level.

Further good progress on working capital has resulted in an outflow in the first six months of £62 million (2007: £56 million). We continue to expect to achieve an average sustainable improvement of £20 - £30 million a year for the foreseeable future, but with better improvement for this year and next year.

The cash tax rate for the first six months was 24% (2007: 27%), based on underlying profit before tax for the continuing operations, and we continue to expect the cash tax rate to average out at the mid to high 20s level over the short term.

The net interest outflow of £32 million (2007: £47 million) continues to reflect the impact of the 2004 swap monetisation, which will be substantially unwound by the end of 2009.

Acquisitions

The acquisition spend in the first half of the year totalled £146 million, comprising £39 million of infill acquisitions (including £36 million on Professional Services in the USA), £102 million on the buyout of minority interests (including £87 million on the remaining 50% of our Brazilian business and £14 million to take our shareholding in Seiyo Foods, our Japanese business, from 86% to 95%) and £5 million of deferred consideration relating to previous acquisitions.

Related party transactions

Details of transactions with related parties are set out in note 19. With the exception of the acquisition of the remaining 50% interest in GR SA, the Group's Brazilian business, these transactions have not, and are not expected to have, a material effect on the financial performance or the position of the Group.

Outlook

After more than two years of disposals, country exits, restructuring and the roll out of MAP across the business, it is clear that our strategy is delivering value for our shareholders. We believe that we have a well balanced and sustainable business model which has the capacity to drive continued revenue and margin growth over the medium term. Balance sheet efficiency (whilst not compromising flexibility) remains a priority and looking forward, we are confident about the second half of the year and the future potential for the business. With this as the background, we are increasing the interim dividend by 11% and will buy back a further £400 million of our shares over the next 18 months.

Interim management report

Principal risks and uncertainties

Risk management

We continue to see market inflation for our basket of goods of 4% – 5%. Although the increases occurring in dairy, rice and pasta prices have been at significantly higher rates, these account for only about 10% of the Group's spend on food. We are able to mitigate around 1 percentage point through leveraging our purchasing scale, as well as benefiting from menu planning, a focus on reducing waste, product and supplier rationalisation and client and consumer price increases. Our ability to manage inflationary pressures has helped us to deliver the 60 basis points improvement in operating margin.

The Board has a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

Compass Group has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. A risk assessment exercise is carried out across the Group twice per year and the outcomes are reviewed by the Board.

Outlined opposite is a summary of what the Board considers to be the key risks and uncertainties currently facing the business and the activities the Group undertakes to mitigate against these key risks and uncertainties.

The Group's approach to managing liquidity risk, foreign currency risk and interest rate risk are set out on page 16 of the Annual Report for the year ended 30 September 2007. The Annual Report is published in the Investor Relations section of the Group website (www.compass-group.com) and is available from the Company on request.

Richard J Cousins
Group Chief Executive

Andrew D Martin
Group Finance Director

Description	Mitigating activities
Food Safety	The Group has in place policies, processes and training procedures to ensure compliance with its legal obligations in relation to food hygiene and safety.
Client retention	Our business model is structured so that we are not reliant on one particular sector, geography, or group of clients.
People retention and motivation	Training and development programmes, succession planning and performance management are designed to align rewards with our corporate objectives and to retain and motivate our best people.
Health, safety and environment	Our Health, Safety and Environment Forum promotes policy, sets standards and monitors best practice and reports to the Corporate Social Responsibility Committee.
Purchasing	To reduce risk we are focusing on traceability, clear specification of our requirements to nominated suppliers and the improvement of purchasing compliance by unit managers.
Litigation	Though we do not operate in a litigious industry we have in place policies and processes in our major countries to mitigate against third-party litigation.
Reputation	The Group's zero tolerance based Code of Ethics governs all aspects of our relationship with our stakeholders. The Corporate Social Responsibility Committee investigates any alleged breaches.

Responsibility statement

Directors' responsibilities

The interim report complies with the Disclosure and Transparency Rules ('DTR') of the United Kingdom's Financial Services Authority in respect of the requirement to produce a half-yearly financial report. The interim report is the responsibility of, and has been approved by, the directors.

We confirm that to the best of our knowledge:

- the condensed set of financial statements has been prepared in accordance with IAS 34;
- the interim management report includes a fair review of the important events during the first six months and description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and
- the interim management report includes a fair review of disclosure of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board



Mark J White
General Counsel and Company Secretary
14 May 2008

Independent review report to Compass Group PLC

Introduction
We have been engaged by Compass Group PLC ('the Company') to review the condensed set of financial statements in the interim report for the six months ended 31 March 2008 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 21. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdoms' Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting,' as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim report based on our review.

Scope of Review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim report for the six months ended 31 March 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors, London
14 May 2008

Consolidated income statement
for the six months ended 31 March 2008

	Notes	Six months to 31 March 2008 Unaudited £m	2007 Unaudited £m	Year ended 30 September 2007 Audited £m
Continuing operations:				
Revenue	3	**5,589**	5,181	10,268
Operating costs		**(5,269)**	(4,917)	(9,743)
Operating profit	3	**320**	264	525
Share of profit of associates	3	**2**	3	4
Total operating profit	3	**322**	267	529
Finance income	4	**16**	13	28
Finance costs	4	**(49)**	(56)	(115)
Hedge accounting ineffectiveness	4	**(8)**	–	(6)
Profit before tax		**281**	224	436
Income tax expense	5	**(81)**	(65)	(124)
Profit for the period from continuing operations	3	**200**	159	312
Discontinued operations:				
Profit for the period from discontinued operations	6,7	**16**	44	212
Continuing and discontinued operations:				
Profit for the period		**216**	203	524
Attributable to:				
Equity shareholders of the Company		**213**	198	515
Minority interest		**3**	5	9
Profit for the period		**216**	203	524
Basic earnings per share (pence)				
From continuing operations	8	**10.4p**	7.5p	15.0p
From discontinued operations	8	**0.9p**	2.1p	10.6p
From continuing and discontinued operations	8	**11.3p**	9.6p	25.6p
Diluted earnings per share (pence)				
From continuing operations	8	**10.4p**	7.5p	15.0p
From discontinued operations	8	**0.8p**	2.1p	10.4p
From continuing and discontinued operations	8	**11.2p**	9.6p	25.4p

Impairment of goodwill, impairment of inventories, impairment of financial assets and net foreign exchange gains/losses recorded in the income statement £nil (2007: £nil).

Consolidated statement of recognised income and expense
for the six months ended 31 March 2008

	Notes	Six months to 31 March 2008 Unaudited £m	Six months to 31 March 2007 Unaudited £m	Year ended 30 September 2007 Audited £m
Net income/(expense) recognised in equity				
Currency translation differences		**7**	(2)	(12)
Actuarial gains/(losses) on post-retirement employee benefits	11	**(18)**	–	38
Tax on items taken directly to equity		**9**	–	8
Recognition of deferred tax asset relating to currency translation differences in prior years		**–**	37	37
Net income/(expense) recognised directly in equity		**(2)**	35	71
Profit for the period				
Profit for the period		**216**	203	524
Total recognised income and expense for the period	12	**214**	238	595
Attributable to:				
Equity shareholders of the Company		**210**	231	576
Minority interest		**4**	7	19
Total recognised income and expense for the period	12	**214**	238	595

Consolidated balance sheet
as at 31 March 2008

	Notes	As at 31 March 2008 Unaudited £m	As at 31 March 2007 Unaudited £m	As at 30 September 2007 Audited £m
Non-current assets				
Goodwill		**3,147**	3,017	2,985
Other intangible assets		**205**	139	142
Property, plant and equipment		**600**	579	576
Interests in associates		**25**	40	25
Other investments		**13**	6	12
Trade and other receivables		**79**	101	66
Deferred tax assets*		**244**	270	240
Derivative financial instruments**		**19**	4	13
Non-current assets		**4,332**	4,156	4,059
Current assets				
Inventories		**197**	180	179
Trade and other receivables		**1,530**	1,339	1,343
Tax recoverable*		**14**	7	10
Cash and cash equivalents**		**400**	536	839
Derivative financial instruments**		**1**	8	2
Current assets		**2,142**	2,070	2,373
Assets of disposal groups				
Assets included in disposal groups held for sale	6	**–**	652	–
Total assets		**6,474**	6,878	6,432
Current liabilities				
Short-term borrowings**		**(111)**	(141)	(151)
Derivative financial instruments**		**(8)**	(1)	–
Provisions	10	**(92)**	(70)	(86)
Current tax liabilities*		**(169)**	(219)	(171)
Trade and other payables		**(1,983)**	(1,764)	(1,833)
Current liabilities		**(2,363)**	(2,195)	(2,241)
Non-current liabilities				
Long-term borrowings**		**(1,509)**	(1,771)	(1,452)
Derivative financial instruments**		**(2)**	(13)	(15)
Post-employment benefit obligations	11	**(177)**	(254)	(162)
Provisions	10	**(372)**	(291)	(351)
Deferred tax liabilities*		**(23)**	(6)	(5)
Other payables		**(32)**	(46)	(36)
Non-current liabilities		**(2,115)**	(2,381)	(2,021)
Liabilities of disposal groups				
Liabilities included in disposal groups held for sale	6	**–**	(149)	–
Total liabilities		**(4,478)**	(4,725)	(4,262)
Net assets		**1,996**	2,153	2,170
Equity				
Share capital		**185**	201	193
Share premium account		**144**	103	122
Capital redemption reserve		**42**	24	33
Less: own shares		**(4)**	(4)	(1)
Other reserves		**4,342**	4,301	4,312
Retained earnings		**(2,729)**	(2,490)	(2,511)
Total equity shareholders' funds		**1,980**	2,135	2,148
Minority interests		**16**	18	22
Total equity	12	**1,996**	2,153	2,170

* Component of current and deferred taxes ** Component of net debt

Consolidated cash flow statement
for the six months ended 31 March 2008

	Notes	Six months to 31 March 2008 Unaudited £m	2007 Unaudited £m	Year ended 30 September 2007 Audited £m
Cash flow from operating activities				
Cash generated from operations	14	348	304	753
Interest paid		(47)	(59)	(152)
Interest element of finance lease rentals		(1)	(1)	(3)
Tax received		6	–	4
Tax paid		(76)	(61)	(121)
Net cash from/(used in) operating activities of continuing operations		230	183	481
Net cash from/(used in) operating activities of discontinued operations		2	18	(18)
Net cash from/(used in) operating activities		232	201	463
Cash flow from investing activities				
Purchase of subsidiaries and investments in associates [1]	13	(146)	(24)	(31)
Proceeds from sale of subsidiaries and associates – discontinued activities [1]	6	(10)	–	782
Proceeds from sale of subsidiaries and associates – other activities [1]		–	29	32
Proceeds from sale of other investments		–	–	4
Tax on profits from sale of subsidiaries and associates		(5)	(61)	(51)
Contribution of disposal proceeds to pension plans		–	–	(45)
Purchase of property, plant and equipment		(65)	(64)	(156)
Proceeds from sale of property, plant and equipment		14	17	22
Purchase of intangible assets and investments		(15)	(12)	(21)
Dividends received from associated undertakings		3	–	6
Interest received		16	13	28
Net cash from/(used in) investing activities by continuing operations		(208)	(102)	570
Net cash from/(used in) investing activities by discontinued operations		–	(22)	(30)
Net cash from/(used in) investing activities		(208)	(124)	540
Cash flow from financing activities				
Proceeds from issue of ordinary share capital	12	22	7	27
Purchase of own shares [2]		(290)	(290)	(576)
Net increase/(decrease) in borrowings – excluding new leases/repayments	15	(61)	42	(239)
Repayment of obligations under finance leases	15	(6)	(9)	(15)
Equity dividends paid	9,12	(135)	(136)	(208)
Dividends paid to minority interests	12	(3)	(1)	(3)
Net cash from/(used in) financing activities by continuing operations		(473)	(387)	(1,014)
Net cash from/(used in) financing activities by discontinued operations		–	–	–
Net cash from/(used in) financing activities		(473)	(387)	(1,014)
Cash and cash equivalents				
Net increase/(decrease) in cash and cash equivalents	15	(449)	(310)	(11)
Cash and cash equivalents at beginning of the period		839	848	848
Currency translation gains/(losses) on cash and cash equivalents		10	(2)	2
Cash and cash equivalents at end of the period		400	536	839

(1) Net of cash acquired or disposed and payments received or made under warranties and indemnities.
(2) Share buy-back and increase/(decrease) in own shares held to satisfy employee share-based payments.

Reconciliation of free cash flow from continuing operations
for the six months ended 31 March 2008

	Six months to 31 March 2008 Unaudited £m	2007 Unaudited £m	Year ended 30 September 2007 Audited £m
Net cash from operating activities for continuing operations	230	183	481
Purchase of property, plant and equipment	(65)	(64)	(156)
Proceeds from sale of property, plant and equipment	14	17	22
Purchase of intangible assets and investments	(15)	(12)	(21)
Dividends received from associated undertakings	3	–	6
Interest received	16	13	28
Dividends paid to minority interests	(3)	(1)	(3)
Free cash flow from continuing operations	180	136	357

Notes to the condensed financial statements
for the six months ended 31 March 2008

1 Basis of preparation
The unaudited interim condensed financial statements for the six months ended 31 March 2008 have been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting' ('IAS 34'), and have been prepared on the basis of International Financial Reporting Standards ('IFRSs') and International Financial Reporting Interpretations Committee ('IFRIC') interpretations as adopted by the European Union that are effective for the year ended 30 September 2008.

The unaudited interim condensed financial statements for the six months ended 31 March 2008, which were approved by the Board on 14 May 2008, do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report for the year ended 30 September 2007. Those accounts have been reported upon by the Group's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985. The Annual Report is published in the Investor Relations section of the Group website (www.compass-group.com) and is available from the Company on request.

Except as described below, the accounting policies and method of computation adopted in the preparation of the unaudited interim condensed financial statements are consistent with the policies applied by the Group in its consolidated financial statements for the year ended 30 September 2007.

In the current financial year, the Group will adopt International Financial Reporting Standard 7 'Financial Instruments: Disclosures' ('IFRS 7') for the first time. As IFRS 7 is a disclosure standard, there is no impact of that change in accounting policy on the interim financial statements. Full details of the change will be disclosed in the Annual Report for the year ended 30 September 2008.

2 Seasonality of operations
Overall, seasonality is not a significant factor across the Group. However, within individual sectors and geographies we do see some seasonal effects. Revenues in the Education sector are lower outside term time and activity in the Business & Industry sector in Continental Europe slows down throughout the summer.

3 Segmental reporting

	Geographical segments					
Revenues	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Intra Group £m	Total £m
Six months to 31 March 2008						
Total revenue	**2,267**	**1,488**	**965**	**872**	**–**	**5,592**
Less: inter-segment revenue [3]	**–**	**–**	**–**	**–**	**–**	**–**
External Revenue	**2,267**	**1,488**	**965**	**872**	**–**	**5,592**
Less: discontinued businesses	**–**	**–**	**–**	**(3)**	**–**	**(3)**
External revenue - continuing	**2,267**	**1,488**	**965**	**869**	**–**	**5,589**
Six months to 31 March 2007						
Total revenue	2,155	1,525	996	786	(15)	5,447
Less: inter-segment revenue [3]	–	(6)	(5)	(4)	15	–
External Revenue	2,155	1,519	991	782	–	5,447
Less: discontinued businesses	–	(213)	(36)	(17)	–	(266)
External revenue - continuing	2,155	1,306	955	765	–	5,181
Year ended 30 September 2007						
Total revenue	4,206	2,842	1,986	1,610	(18)	10,626
Less: inter-segment revenue [3]	–	(7)	(7)	(4)	18	–
External Revenue	4,206	2,835	1,979	1,606	–	10,626
Less: discontinued businesses	–	(282)	(48)	(28)	–	(358)
External revenue - continuing	4,206	2,553	1,931	1,578	–	10,268

Notes to the condensed financial statements
for the six months ended 31 March 2008

3 Segmental reporting continued

Result	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Central activities £m	Total £m
	Geographical segments					
Six months to 31 March 2008						
Total operating profit before associates	153	106	52	38	(29)	320
Less: discontinued businesses	–	–	–	–	–	–
Operating profit before associates – continuing	153	106	52	38	(29)	320
Add: Share of profit of associates	1	–	1	–	–	2
Operating profit - continuing	154	106	53	38	(29)	322
Finance income						16
Finance costs						(49)
Hedge accounting ineffectiveness						(8)
Profit before tax						281
Income tax expense						(81)
Profit for the period from continuing operations						200
Six months to 31 March 2007						
Total operating profit before associates	132	109	52	24	(29)	288
Less: discontinued businesses	–	(24)	(1)	1	–	(24)
Operating profit before associates – continuing	132	85	51	25	(29)	264
Add: Share of profit of associates	1	–	2	–	–	3
Operating profit - continuing	133	85	53	25	(29)	267
Finance income						13
Finance costs						(56)
Hedge accounting ineffectiveness						–
Profit before tax						224
Income tax expense						(65)
Profit for the period from continuing operations						159
Year ended 30 September 2007						
Total operating profit before associates	264	181	107	54	(58)	548
Less: discontinued businesses	–	(30)	–	7	–	(23)
Operating profit before associates – continuing	264	151	107	61	(58)	525
Add: Share of profit of associates	1	–	3	–	–	4
Operating profit - continuing	265	151	110	61	(58)	529
Finance income						28
Finance costs						(115)
Hedge accounting ineffectiveness						(6)
Profit before tax						436
Income tax expense						(124)
Profit for the year from continuing operations						312

(1) Mexico was transferred from the Rest of the World to the North America segment during the current reporting period to reflect a similar change in the management reporting structure. The 2007 segmental results have been restated on a consistent basis.
(2) The revenues and result for the six months to 31 March 2007 have also been restated to reflect other organisational changes implemented in the second half of 2007.
(3) In prior periods inter-segment revenue largely arose as the result of trading between Selecta and other discontinued companies and the rest of the Group.

4 Finance income and costs

Finance income and costs	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Finance income			
Bank interest	15	13	28
Expected return on pension scheme assets net of amount charged to scheme liabilities (note 11)	1	–	–
Total finance income	16	13	28
Finance costs			
Bank loans and overdrafts	7	2	5
Other loans	41	52	104
Finance lease interest	1	1	3
Interest on bank loans, overdrafts, other loans and finance leases	49	55	112
Unwinding of discount on put options held by minority shareholders	–	–	1
Amount charged to pension scheme liabilities net of expected return on scheme assets (note 11)	–	1	2
Total finance costs	49	56	115
Hedge accounting ineffectiveness			
Unrealised net losses/(gains) on financial instruments	8	–	3
Unhedged translation losses on foreign currency borrowings	–	–	3
Total hedge accounting ineffectiveness losses/(gains)	8	–	6

5 Tax

The income tax expense on continuing operations for the period is based on an estimated full year effective tax rate of 29% (last full year 28%).

Recognised in the income statement: income tax expense on continuing operations	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Current year	79	86	149
Adjustment in respect of prior years	(8)	(19)	(27)
Current tax expense/(credit)	71	67	122
Current year deferred tax	10	(2)	2
Impact of changes in statutory tax rates	–	–	6
Adjustment in respect of prior years	–	–	(6)
Deferred tax expense/(credit)	10	(2)	2
Income tax expense/(credit) on continuing operations	81	65	124

The impact of changes in statutory tax rates in the year ended 30 September 2007 related principally to the reduction of the UK corporation tax rate from 30% to 28% from 1 April 2008. This change resulted in a deferred tax charge arising from the reduction in the balance sheet carrying value of deferred tax assets to reflect the anticipated rate of tax at which those assets were expected to reverse. This impact was not reflected in the interim report to 31 March 2007 as the relevant legislation regarding the rate change had not been substantively enacted at that date.

The Group does not recognise deferred tax assets in respect of tax losses and other temporary differences where the recovery is uncertain. No deferred tax liability is recognised on temporary differences relating to the unremitted earnings of overseas operations as the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.

There has been no material change to the level of unrecognised deferred tax assets since 30 September 2007.

Notes to the condensed financial statements
for the six months ended 31 March 2008

6 Discontinued operations

Period ended 31 March 2008:
The profit for the period from discontinued operations comprises the release of surplus provisions and accruals relating to prior period disposals.

Period ended 31 March 2007:
In November 2006, as part of the Group's strategy of focussing on its core contract catering business, the Group announced its intention to dispose of its European vending business, Selecta. The transaction completed on 2 July 2007. The Group also completed the sale and closure of a number of other small businesses as part of the exit from the discontinued travel concessions business. The results of all these businesses are classified as discontinued operations and are therefore excluded from the results of continuing operations in 2007. The assets and liabilities of most of these businesses were classified as being held for sale at 31 March 2007.

In addition, the Group established additional provisions totalling £45 million during the period in respect of the prior year disposal of the travel concessions catering business and the discontinued Middle East military catering operations, resulting in a net loss (both before and after tax) of £45 million before the net release of tax provisions of £69 million. Overall an exceptional net credit of £24 million was recognised in the period.

Year ended 30 September 2007:
The Group disposed of its European vending business, Selecta, on 2 July 2007 for a net profit after tax of £129 million.

The Group also completed the sale and closure of a number of other small businesses as part of the exit from discontinued operations, and established additional provisions totalling £45 million in respect of prior year disposals in these areas, resulting in a net loss after tax of £11 million before the release of net tax provisions of £79 million. These provisions were released following the settlement of a number of long-standing issues connected with prior year discontinued activities. The total net profit after tax arising on the disposal of these operations was £68 million.

Overall an exceptional net credit of £197 million was recognised in the period.

The disposal process was complete by the end of the year and no assets or liabilities were classified as being held for sale as at 30 September 2007.

Financial performance of discontinued operations	Six months to 31 March 2008[1] £m	Six months to 31 March 2007[2] £m	Year ended 30 September 2007[3] £m
Trading activities of discontinued operations			
External revenue	3	266	358
Inter-segment revenue	–	–	15
Total revenue	3	266	373
Operating costs	(3)	(241)	(350)
Trading activities of discontinued operations before exceptional costs	–	25	23
Exceptional operating costs	–	–	–
Profit before tax	–	25	23
Income tax (expense)/credit	–	(5)	(8)
Profit after tax	–	20	15
Exceptional items:			
disposal of net assets and other adjustments relating to discontinued operations			
Profit on disposal of net assets of discontinued operations	–	–	148
Increase in provisions related to discontinued operations [4]	–	(45)	(45)
Release of surplus provisions and accruals related to discontinued operations [5]	16	–	–
Cumulative translation exchange loss recycled on disposals [6]	–	–	–
Profit on disposal before tax	16	(45)	103
Income tax (expense)/credit	–	69	94
Total profit after tax	16	24	197
Profit/(loss) for the period from discontinued operations			
Profit/(loss) for the period from discontinued operations	16	44	212

6 Discontinued operations continued

The profit/(loss) on disposal can be reconciled to the cash inflow/(outflow) from disposals as follows:

Net assets disposed and disposal proceeds	Six months to 31 March 2008[1] £m	Six months to 31 March 2007[2] £m	Year ended 30 September 2007[3] £m
Net assets disposed	–	–	588
Increase/(decrease) in retained liabilities [4,5]	(33)	45	108
Cumulative exchange translation loss recycled on disposals [6]	–	–	–
Profit/(loss) on disposal before tax	16	(45)	103
Consideration, net of costs	(17)	–	799
Consideration deferred to future periods	–	–	–
Cash disposed of	–	–	(54)
Cash inflow/(outflow) from current activity	(17)	–	745
Deferred consideration and other payments relating to previous disposals	7	–	37
Cash inflow/(outflow) from disposals	(10)	–	782

The major classes of assets and liabilities included in disposal groups held for sale (on a debt free/cash free basis) at the balance sheet date were as follows:

Net assets included in disposal groups held for sale	As at 31 March 2008 £m	As at 31 March 2007[2] £m	As at 30 September 2007[3] £m
Goodwill	–	394	–
Property, plant and equipment	–	144	–
Inventories	–	36	–
Trade and other receivables	–	71	–
Cash and cash equivalents	–	7	–
Gross assets included in disposal groups held for sale	–	652	–
Trade and other payables	–	(129)	–
Other liabilities	–	(20)	–
Gross liabilities included in disposal groups held for sale	–	(149)	–
Net assets included in disposal groups held for sale	–	503	–

(1) The trading activity in the period ended 31 March 2008 relates to the final run off of activity in businesses earmarked for closure.
(2) Comprises Selecta, travel concessions and various other non-core businesses.
(3) Comprises Selecta, travel concessions and various other non-core businesses and adjustments to prior year disposals.
(4) Additional provisions were established in respect of the prior year disposal of travel concessions catering businesses and in respect of Middle East military catering operations discontinued in the prior year in the period ended 31 March 2007. Total £45 million.
(5) Released surplus accruals/provisions of £16 million and utilised accruals/provisions in respect of purchase price adjustments, warranty claims and other indemnities of £17 million in the period ended 31 March 2008. Total £33 million.
(6) The Group manages foreign currency exposures in accordance with the policies set out in the Annual Report for the year ended 30 September 2007, matching its principal projected cash flows by currency to actual or effective borrowings in the same currency. As a result the cumulative exchange translation loss recycled on disposals is £nil.

Notes to the condensed financial statements
for the six months ended 31 March 2008

7 Exceptional items
Exceptional items are disclosed and described separately in the interim financial statements where it is necessary to do so to clearly explain the financial performance of the Group. Items reported as exceptional are material items of income or expense that have been shown separately due to the significance of their nature or amount.

All of the exceptional items occurring in the period relate to discontinued operations and are described in more detail in note 6.

Exceptional items	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Discontinued operations			
Profit on disposal of net assets and other adjustments relating to discontinued operations net of tax (note 6)	**16**	24	197
Total	**16**	24	197

8 Earnings per share
The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the period. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of discontinued activities, exceptional items and hedge accounting ineffectiveness (net of tax); these are disclosed to show the underlying trading performance of the Group.

Attributable profit	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Profit for the period attributable to equity shareholders of the Company	**213**	198	515
Less: profit for the period from discontinued operations	**(16)**	(44)	(212)
Attributable profit for the period from continuing operations	**197**	154	303
Less: profit from exceptional items included in continuing operations (net of tax)	**–**	–	–
Attributable profit for the period from continuing operations before exceptional items	**197**	154	303
Add back: loss/(profit) from hedge accounting ineffectiveness (net of tax)	**6**	–	4
Underlying attributable profit for the period from continuing operations before exceptional items	**203**	154	307

Average number of shares (millions of ordinary shares of 10p each)	Six months to 31 March 2008	Six months to 31 March 2007	Year ended 30 September 2007
Average number of shares for basic earnings per share	**1,886**	2,052	2,015
Dilutive share options	**9**	13	11
Average number of shares for diluted earnings per share	**1,895**	2,065	2,026
Basic earnings per share (pence)			
From continuing and discontinued operations	**11.3**	9.6	25.6
From discontinued operations	**(0.9)**	(2.1)	(10.6)
From continuing operations	**10.4**	7.5	15.0
Exceptional items included in continuing operations (net of tax)	**–**	–	–
From continuing operations before exceptional items	**10.4**	7.5	15.0
Hedge accounting ineffectiveness (net of tax)	**0.4**	–	0.2
From underlying continuing operations before exceptional items	**10.8**	7.5	15.2
Diluted earnings per share (pence)			
From continuing and discontinued operations	**11.2**	9.6	25.4
From discontinued operations	**(0.8)**	(2.1)	(10.4)
From continuing operations	**10.4**	7.5	15.0
Exceptional items included in continuing operations (net of tax)	**–**	–	–
From continuing operations before exceptional items	**10.4**	7.5	15.0
Hedge accounting ineffectiveness (net of tax)	**0.3**	–	0.2
From underlying continuing operations before exceptional items	**10.7**	7.5	15.2

9 Dividends

The interim dividend of 4.0 pence per share (2007: 3.6 pence per share), £74 million in aggregate[1], is payable on 4 August 2008 to shareholders on the register at the close of business on 27 June 2008. The dividend was approved by the Board after the balance sheet date, and has therefore not been reflected as a liability in the interim financial statements.

Dividends on ordinary shares of 10p each	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Final 2006 - 6.5p per share	–	136	136
Interim 2007 - 3.6p per share	–	–	72
Final 2007 - 7.2p per share	135	–	–
Total dividends	135	136	208

(1) Based on the number of shares in issue at 31 March 2008.

10 Provisions

Provisions	Six months to 31 March 2008 Insurance £m	2008 Discontinued and disposed businesses £m	2008 Onerous contracts £m	2008 Legal and other claims £m	2008 Environ-mental £m	2008 Total £m	2007 Total £m	Year ended 30 September 2007 Total £m
Brought forward	112	200	46	71	8	437	307	307
Reclassified [1]	–	3	–	9	4	16	–	3
Expenditure in the year	(2)	(17)	(3)	(1)	(2)	(25)	(12)	(28)
Charged to income statement	18	–	–	9	1	28	72	165
Credited to income statement	(1)	(7)	(1)	–	–	(9)	(1)	(2)
Fair value adjustments arising on acquisitions (note 13)	–	–	7	4	–	11	–	–
Currency adjustment	3	1	1	–	1	6	(5)	(8)
Carried forward	130	180	50	92	12	464	361	437

Provisions	As at 31 March 2008 £m	As at 31 March 2007 £m	As at 30 September 2007 £m
Non-current	372	291	351
Current	92	70	86
Total provisions	464	361	437

(1) Including items reclassified from accrued liabilities and other balance sheet captions.

The provision for insurance relates to the costs of self-funded insurance schemes and is essentially long-term in nature.

Provisions in respect of discontinued and disposed businesses relate to estimated amounts payable in connection with onerous contracts and claims arising from disposals. The final amount payable remains uncertain as, at the date of approval of these financial statements, there remains a further period during which claims may be received. The timing of any settlement will depend upon the nature and extent of claims received. Surplus provisions of £7 million were credited to the discontinued operations section of the income statement in the period (2007: £nil).

Provisions for onerous contracts represent the liabilities in respect of short-term and long-term leases on unoccupied properties and other contracts lasting under five years.

Provisions for legal and other claims relate principally to the estimated cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain.

Environmental provisions are in respect of potential liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment. These provisions are expected to be utilised as operating sites are disposed of or as environmental matters are resolved.

Notes to the condensed financial statements

for the six months ended 31 March 2008

11 Post-employment benefit obligations

The Group operates a number of pension arrangements throughout the world which have been developed in accordance with statutory requirements and local customs and practices. The majority of schemes are self administered and the schemes' assets are held independently of the Group's finances. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The Group makes employer contributions to the various schemes in existence within the range of 6% - 30% of pensionable salaries. The arrangements are described in more detail in note 23 of the Company's Annual Report for the year ended 30 September 2007.

Post-employment benefit obligations: total surplus/deficit	Six months to 31 March 2008 UK £m	2008 USA £m	2008 Other £m	2008 Total £m	2007 Total £m	Year ended 30 September 2007 Total £m
Total (surplus)/deficit of defined benefit pension plans brought forward	(62)	60	72	70	282	282
Business acquisitions	–	–	4	4	–	–
Current service cost	5	1	6	12	12	27
Past service cost/(credit)	–	–	–	–	–	(1)
Curtailment credit	–	–	–	–	–	(6)
Amount charged to plan liabilities	35	4	4	43	38	80
Expected return on plan assets	(39)	(2)	(3)	(44)	(37)	(78)
Actuarial (gains)/losses	31	(2)	2	31	–	(130)
Employer contributions	(14)	(3)	(10)	(27)	(34)	(110)
Other movements	–	–	–	–	(3)	10
Currency adjustment	–	1	8	9	(4)	(4)
Total (surplus)/deficit of defined benefit pension plans carried forward	(44)	59	83	98	254	70

The deficit can be reconciled to the post-employment benefit obligations reported in the consolidated balance sheet as follows:

Post-employment benefit obligations: recognised in the balance sheet	As at 31 March 2008 £m	As at 31 March 2007 £m	As at 30 September 2007 £m
Total deficit of defined benefit pension plans per above	98	254	70
Surplus not recognised in accordance with IFRIC 14 [1]	79	–	92
Post-employment benefit obligations per the balance sheet	177	254	162

The actuarial gain/loss reported in the consolidated statement of recognised income and expense can be reconciled as follows:

Actuarial adjustments	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Actuarial (gains)/losses per the above table	31	–	(130)
Increase/(decrease) in surplus not recognised	(13)	–	92
Actuarial (gains)/losses per the statement of recognised income and expense	18	–	(38)

(1) IFRIC Interpretation 14 'IAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' ('IFRIC 14').

12 Reconciliation of movements in total shareholders' equity

The Company commenced an on market share buy-back programme following the disposal of Select Service Partner in June 2006. This programme was extended following the disposal of Selecta in July 2007 to repurchase a total of £1 billion of shares. The programme was completed on 19 March 2008. During the period, a total of 88,614,468 ordinary shares of 10p each were repurchased for a consideration of £282 million[1] and cancelled.

Reconciliation of movements in equity	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Total shareholders' equity brought forward	**2,170**	2,312	2,312
Total recognised income and expense (per SORIE)	**214**	238	595
Issue of shares	**22**	7	27
Fair value of share-based payments (net)	**6**	11	14
Share buy-back [1]	**(282)**	(282)	(575)
Transfer on exercise of put options	**–**	8	9
Buy-out of minority interest	**(6)**	–	–
Fair value adjustments arising on acquisitions [2]	**13**	–	–
Other changes	**–**	–	(1)
	2,137	2,294	2,381
Dividends paid to Compass shareholders (note 9)	**(135)**	(136)	(208)
Dividends paid to minority interests	**(3)**	(1)	(3)
	1,999	2,157	2,170
Increase in own shares held for staff compensation schemes [3]	**(3)**	(4)	–
Total shareholders' equity carried forward	**1,996**	2,153	2,170

The amount charged to profits in respect of share-based payments can be reconciled to the amount credited to equity as follows:

Fair value of share-based payments	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Charged to profits of continuing operations	**10**	11	24
Charged to profits of discontinued operations	**–**	–	1
Credit in respect of cash-settled phantom share options (credited back to profits of continuing operations)	**–**	–	(1)
Other	**–**	–	1
	10	11	25
Settled in cash or existing shares [4]	**(4)**	–	(11)
Fair value of share-based payments credited to equity	**6**	11	14

(1) Including stamp duty and brokers' commission.

(2) The fair value adjustments arising on the acquisition of the remaining 50% interest in GR SA relate to 100% of the shareholding. The portion of the fair value adjustment pertaining to the Group's existing 50% shareholding in GR SA was credited to the revaluation reserve in accordance with IFRS 3.

(3) These shares are held in trust and are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans.

(4) It was originally anticipated these payments would be satisfied by the issue of new shares.

Notes to the condensed financial statements

for the six months ended 31 March 2008

13 Business combinations

The Group acquired the remaining 50% interest in GR SA, its 50% owned Brazilian joint venture, for cash consideration of £91 million on 6 March 2008.

Propoco Inc ('Professional Services'), a leading regional provider of facilities management services to the US healthcare market, was acquired on 1 October 2007 for a total consideration of £38 million. £36 million was paid at closing, with the remaining £2 million being deferred for 12 months. Three other small infill acquisitions were made during the period for a total consideration of £6 million, £3 million of which was deferred.

On 29 November 2007 the Group bought out the remaining 10% minority interest in Palmar S.p.A, its Italian subsidiary which provides support services, and on 25 March 2008 it acquired a further 9% of the shares of Seiyo Food - Compass Group Inc, its Japanese subsidiary, taking the Group's shareholding from 86% to 95%. The total consideration for both transactions was £15 million.

	Acquisition of 50% interest in GR SA (1)		Other acquisitions		Buy-out of minority interests	Total
	Book value £m	Fair value £m	Book value £m	Fair value £m	Fair value £m	Fair value £m
Net assets acquired:						
Goodwill	22	22	–	–	–	22
Other intangible assets	1	53	–	2	–	55
Property, plant and equipment	11	11	1	1	–	12
Deferred tax asset	–	4	–	–	–	4
Inventories	3	3	–	–	–	3
Trade and other receivables	26	26	3	3	–	29
Cash and cash equivalents	4	4	–	–	–	4
Other assets	1	1	–	–	–	1
Trade and other payables	(31)	(31)	(3)	(4)	–	(35)
Provisions (note 10)	–	(11)	–	–	–	(11)
Post-employment benefit obligations (note 11)	(4)	(4)	–	–	–	(4)
Deferred tax liabilities	(1)	(19)	–	–	–	(19)
Other liabilities	(1)	(1)	–	–	–	(1)
Minority interest (note 12)	–	–	–	–	6	6
	31	58	1	2	6	66
Portion of fair value adjustment credited to revaluation reserve (note 12) (1)		(13)		–	–	(13)
Fair value of net assets acquired		45		2	6	53
Goodwill arising on acquisition		46		42	9	97
Total consideration		91		44	15	150
Satisfied by:						
Cash consideration and costs		91		39	15	145
Deferred consideration		–		5	–	5
		91		44	15	150
Cash flow:						
Cash consideration		91		39	15	145
Cash acquired		(4)		–	–	(4)
Net cash outflow arising on acquisition		87		39	15	141
Deferred consideration and other payments relating to previous acquisitions						5
Total cash outflow arising from the purchase of subsidiary companies and investments in associated undertakings						146

(1) The fair value adjustments arising on the acquisition of the remaining 50% interest in GR SA relate to 100% of the shareholding. The portion of the fair value adjustment pertaining to the Group's existing 50% shareholding in GR SA was credited to the revaluation reserve in accordance with IFRS 3.

13 Business combinations continued

Adjustments made to the fair value of assets acquired include the value of intangible assets, provisions and other adjustments recognised on acquisition in accordance with International Financial Reporting Standard 3 'Business Combinations' ('IFRS 3'). The adjustments made in respect of the acquisitions in the six months to 31 March 2008 are provisional and will be finalised within 12 months of the acquisition date.

The goodwill arising on the acquisition of the remaining 50% interest in GR SA represents the premium the Group paid to gain full operational and strategic control of the company. This will allow the business to be fully integrated into the Group.

The initial goodwill arising on the acquisition of the other businesses represents the premium the Group paid to acquire three small companies which complement the existing business and create significant opportunities for cross selling and other synergies. In the period from acquisition to 31 March 2008 the acquisitions contributed revenue of £38 million and operating profit of £4 million to the Group's results.

If the acquisitions had occurred on 1 October 2007, Group revenue for the period would have been £5,662 million and total Group operating profit (including associates) would have been £325 million.

14 Reconciliation of operating profit to cash generated by operations

Reconciliation of operating profit to cash generated by continuing operations	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Operating profit from continuing operations	**320**	264	525
Adjustments for:			
Depreciation of property, plant and equipment	**70**	71	142
Amortisation of intangible fixed assets	**14**	15	31
(Gain)/loss on disposal of property, plant and equipment	**–**	(1)	5
Increase/(decrease) in provisions	**17**	(7)	43
Decrease in post-employment benefit obligations	**(15)**	–	(42)
Share-based payments - charged to profits [1]	**10**	11	23
Share-based payments - settled in cash or existing shares [1][2]	**(4)**	–	(11)
Operating cash flows before movement in working capital	**412**	353	716
(Increase)/decrease in inventories	**(7)**	(7)	(7)
(Increase)/decrease in receivables	**(82)**	(26)	8
Increase/(decrease) in payables	**25**	(16)	36
Cash generated by continuing operations	**348**	304	753

(1) A reconciliation of the amount charged to profits in respect of share-based payments and the amount credited to equity is given in note 12.
(2) It was originally anticipated these payments would be satisfied by the issue of new shares.

Notes to the condensed financial statements
for the six months ended 31 March 2008

15 Reconciliation of net cash flow to movement in net debt
This table is presented as additional information to show movement in net debt, defined as overdrafts, bank and other borrowings, finance leases and derivative financial instruments, net of cash and cash equivalents.

Net debt	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Net increase/(decrease) in cash and cash equivalents	**(449)**	(310)	(11)
Cash (inflow)/outflow from changes in net debt	**61**	(42)	239
Cash (inflow)/outflow from repayment of obligations under finance leases	**6**	9	15
(Increase)/decrease in net debt as a result of new finance leases taken out	**(3)**	(3)	(15)
Currency translation gains/(losses) on net debt	**(54)**	51	74
Acquisitions and disposals (excluding cash and overdrafts)	**–**	–	7
Other non-cash movements	**(7)**	12	22
(Increase)/decrease in net debt during the period	**(446)**	(283)	331
Opening net debt	**(764)**	(1,095)	(1,095)
Closing net debt	**(1,210)**	(1,378)	(764)

Other non-cash movements are comprised as follows:

Other non-cash movements in net debt	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year ended 30 September 2007 £m
Amortisation of the fair value adjustment in respect of the £250 million Sterling Eurobond redeemable in 2014	**2**	2	4
Fair value debt adjustment	**(23)**	16	4
Swap monetisation credit	**4**	7	25
Changes in the value of derivative financial instruments	**10**	(13)	(11)
Other non-cash movements	**(7)**	12	22

16 Contingent liabilities

Contingent liabilities	As at 31 March 2008 £m	As at 31 March 2007 £m	As at 30 September 2007 £m
Performance bonds, guarantees and indemnities (including those of associated undertakings)	229	203	227

On 21 October 2005, the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ('ESS') (a member of the Group), IHC Services Inc. ('IHC') and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006, it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass Group of companies.

The Group settled all outstanding civil litigation against us in relation to this matter in October 2006, but litigation continues between competitors of ESS, IHC and other parties involved in UN procurement.

IHC's relationship with the UN and ESS was part of a wider investigation into UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, and with which the Group co-operated fully. The current status of that investigation is uncertain and a matter for the US authorities. Those investigators could have had access to sources unavailable to the Group, Freshfields Bruckhaus Deringer or Ernst & Young, and further information may yet emerge which is inconsistent with, or additional to, the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact on the Group. The Group has however not been contacted by, or received further requests for information from, the United States Attorney's Office for the Southern District of New York in connection with these matters since January 2006. The Group has cooperated fully with the UN throughout.

In February 2007, the Group's Portuguese business, Eurest (Portugal) Sociedade Europeia Restaurantes LDA, was visited by the Portuguese Competition Authority (PCA) as part of an investigation into possible past breaches of competition law by the Group and other caterers in the sector. The PCA investigation relates to a part of the Portuguese catering business which services mainly public sector contracts. The Group is co-operating fully with the PCA's investigation which is still ongoing. It is likely that it will take several more months to complete and its outcome cannot be predicted at this point. Revenues of the Portuguese business for the year ended 30 September 2007 were £90 million (€134 million).

It is not currently possible to quantify any potential liability which may arise in respect of these matters. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

The Group, through a number of its subsidiary undertakings, is, from time to time, party to various other legal proceedings or claims arising from its normal business. Provisions are made as appropriate. None of these proceedings is regarded as material litigation.

The Group has provided a guarantee to one of its joint venture partners over the level of profits which will accrue to them in future periods. The maximum amount payable under this guarantee is £35 million, which would be payable in respect of the period from 1 July 2007 to 31 December 2010. Based on the latest management projections, no liability is expected to arise in relation to this guarantee and accordingly, no provision has been recorded at 31 March 2008 (2007: £nil).

Notes to the condensed financial statements
for the six months ended 31 March 2008

17 Capital commitments

Capital commitments	As at 31 March 2008 £m	As at 31 March 2007 £m	As at 30 September 2007 £m
Contracted for but not provided for	23	30	23

18 Operating lease and concessions commitments
The Group leases offices and other premises under non-cancellable operating leases. The leases have varying terms, purchase options, escalation clauses and renewal rights. The Group has some leases that include revenue-related rental payments that are contingent on future levels of revenue.

There has been no material change to the level of future minimum rentals payable under non-cancellable operating leases and concession agreements since 30 September 2007.

19 Related party transactions
The following transactions were carried out with related parties of Compass Group PLC:

Subsidiaries
Transactions between the ultimate parent company and its subsidiaries, and between subsidiaries, have been eliminated on consolidation.

Joint ventures
There were no significant transactions between joint ventures or joint venture partners and the rest of the Group during the period except for the acquisition of the remaining 50% interest in GR SA, the Group's 50% owned Brazilian joint venture (see note 13).

Associates
There were no significant transactions with associated undertakings during the period.

Key management personnel
During the period there were no material transactions or balances between the Group and its key management personnel or members of their close family, other than from remuneration.

20 Post balance sheet events
On 14 May 2008, the Group announced it would buy back a further £400 million of shares over the next 18 months in order to maintain an efficient capital structure whilst at the same time retaining the flexibility to fund future infill acquisitions.

21 Exchange rates

Exchange rates	Six months to 31 March 2008	Six months to 31 March 2007	Year ended 30 September 2007
Average exchange rate for period			
Australian Dollar	**2.24**	2.48	2.44
Brazilian Real	**3.56**	4.14	4.02
Canadian Dollar	**2.00**	2.26	2.19
Euro	**1.36**	1.49	1.48
Japanese Yen	**220.10**	230.72	234.05
Norwegian Krone	**10.84**	12.15	11.98
South African Rand	**14.53**	14.10	14.18
Swedish Krona	**12.77**	13.62	13.63
Swiss Franc	**2.23**	2.39	2.40
US Dollar	**2.02**	1.95	1.97
Closing exchange rate as at end of period			
Australian Dollar	**2.17**	2.43	2.30
Brazilian Real	**3.46**	4.01	3.75
Canadian Dollar	**2.03**	2.26	2.02
Euro	**1.26**	1.47	1.43
Japanese Yen	**198.35**	231.59	234.33
Norwegian Krone	**10.17**	11.97	11.05
South African Rand	**16.08**	14.22	14.05
Swedish Krona	**11.85**	13.76	13.18
Swiss Franc	**1.99**	2.39	2.38
US Dollar	**1.99**	1.96	2.04

Average rates are used to translate the income statement and cash flow. Closing rates are used to translate the balance sheet.
Only the most significant currencies are shown.

Shareholder information

Registrars and transfer office

All matters relating to the administration of shareholdings should be directed to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone within the UK: Freephone 0800 280 2545 and from overseas: +44 20 7763 0041; email: ssd@capitaregistrars.com.

Shareholders can register online to view their Compass Group PLC shareholding details using the Share Portal, a service offered by Capita Registrars. This service can be accessed at www.capitashareportal.com. Shareholders registering for the Share Portal will require their investor code which is shown on share certificates. The service enables shareholders to do all of the following:

- check their shareholdings in Compass Group PLC 24 hours a day;
- register their email and mailing preference (post or electronic) for future shareholder mailings;
- gain easy access to a variety of shareholder information including indicative valuation and payment instruction details; and
- use the Internet to appoint a proxy to attend general meetings of Compass Group PLC.

Published information

If you would like to receive a copy of the Interim Report in an alternative format such as large print, Braille or an audio version on CD, please contact the Group Company Secretariat at Compass Group PLC, Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ.

Electronic communications

The Company can, at shareholders' request, send shareholders an email notification each time a new shareholder report or other shareholder communication is placed on its website. This enables shareholders to read and/or download the information at their leisure. Shareholders can still request paper copies of the documents if they so wish.

To encourage shareholders to convert to e-communications, the Company will arrange for a sapling tree to be planted in the UK for each shareholder who chooses to receive all future communications electronically. The next opportunity for the Company to notify shareholders electronically will be for the Annual Report, to be published in December 2008.

Dividend Reinvestment Plan (DRIP)

The Company has introduced a DRIP service, provided by Capita IRG Trustees Limited. The DRIP allows eligible shareholders to use the whole of their cash dividend to buy additional shares in the Company, increasing their shareholding. Additional information, including details of how to sign up, can be obtained from Capita IRG Trustees Limited, telephone within the UK: Freephone 0800 280 2545 and from overseas: +44 20 7763 0041; email: shares@capitaregistrars.com.

The latest date for receipt of new applications to participate in respect of the 2008 interim dividend is 5 July 2008.

Share price information

The current price of the Company's shares is available on the Company's website: www.compass-group.com, Ceefax and Teletext.

The Company's share price is also available, until 15 June 2008, from FT Cityline (operated by the Financial Times), telephone within the UK: 0906 843 3250. Calls are charged at 60 pence per minute on a per second basis from a BT landline. The cost from other networks and mobile phones may be higher.

After 15 June 2008, the Company's share price will be available, from the new voice activated FT Cityline service, telephone within the UK: 0905 8171 690. Calls will be charged at 75 pence per minute at all times from a BT landline. Average call duration will be one minute for one stock quote. The cost from other networks and mobile phones may be higher.

ShareGift

ShareGift, the charity share donation scheme, is a free service for shareholders wishing to give shares to charitable causes. It is particularly useful for those shareholders who may wish to dispose of a small quantity of shares where the market value makes it uneconomic to sell on a commission basis. Further information can be obtained from ShareGift (telephone within the UK: 020 7930 3737 and from overseas +44 20 7930 3737 or www.sharegift.org) or from the Registrars.

American Depositary Receipts (ADRs)

The Company operates an ADR programme. Each ADR is equivalent to one Compass Group PLC ordinary share and trades under the symbol CMPGY. Further information can be obtained from The Bank of New York Mellon, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, telephone: within the US toll free 1-888 BNY-ADRs and from overseas +1 212 815 3700; email: shareowners@bankofny.com and from websites: www.adrbny.com and www.stockbny.com.

Warning about unsolicited investment contacts
Many companies have become aware that their shareholders have received unsolicited telephone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turns out to be worthless or high risk shares in US or UK investments. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports.

If you receive any unsolicited investment advice:

- Make sure you get the correct name of the person and organisation.
- Check that they are properly authorised by the Financial Services Authority before getting involved. You can check at www.fsa.gov.uk/register.
- The FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered. If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an online form at www.moneymadeclear.fsa.gov.uk.
- Inform our Registrars by telephone within the UK: Freephone 0800 280 2545 and from overseas: +44 20 7763 0041; email: ssd@capitaregistrars.com.

More detailed information on this or similar activity can be found on the FSA website www.moneymadeclear.fsa.gov.uk.

Unsolicited mail
The Company is legally obliged to make its register of members available to the public. As a consequence of this some shareholders might have received unsolicited mail. UK shareholders wishing to limit the amount of such mail should write to the Mailing Preference Service, FREEPOST 29 LON20771, London W1E 0ZT. Alternatively, UK shareholders may register online at www.mpsonline.org.uk or request an application form by calling from within the UK: 0845 703 4599.

Identity theft – protecting an investment
Criminals may steal shareholders' personal information putting a holding at risk.

Advice on protecting a shareholding:

- Ensure certificates are kept in a safe place or hold shares electronically in CREST via a nominee.
- Keep all correspondence from the Registrars which shows a shareholder investor code in a safe place, or destroy correspondence by shredding.
- When changing address, inform the Registrars. If a letter from the Registrars is received regarding a change of address and there has been no recent move, contact the Registrars immediately. The shareholder concerned may be a victim of identity theft.
- Know when the dividends are paid. Shareholders may wish to consider having their dividends paid directly into their bank or building society account, both for the convenience and the resulting reduction in the risk of the cheque being intercepted or lost in the post. To take advantage of this dividend mandate facility, contact the Registrars, telephone within the UK: Freephone 0800 280 2545 and from overseas: +44 20 7763 0041; or alternatively complete a form online at www.capitaregistrars.com/shareholders using the Share Portal service.
- On changing bank or building society account, inform the Registrars of the details of the new account and respond to any letters the Registrars send about this.
- When buying or selling shares, shareholders should seek to only deal with brokers registered in their country of residence or the UK.

Annual General Meeting voting results
Shareholders voted in favour of all resolutions proposed at the Annual General Meeting held on 8 February 2008. Details of proxy votes received were disclosed to shareholders attending the meeting and are available on the Company's website at www.compass-group.com and upon request from the General Counsel and Company Secretary.

Shareholder information
continued

Financial calendar
Annual General Meeting:
February

Results announcements:
Half year – May
Full year – November

Dividend payments:
Interim – August
Final – March (expected)

Directors
Chairman
Sir Roy Gardner

Group Chief Executive
Richard Cousins

Group Finance Director
Andrew Martin

Executive Director
Gary Green

Non-executive Directors
Sir James Crosby (Senior Independent Director)
Sven Kado
Steve Lucas
Susan Murray
Tim Parker
Sir Ian Robinson

General Counsel and Company Secretary
Mark White

Forward looking statements

This Report contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

Index to the condensed financial statements

COMPASS
GROUP

Registered office
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom

Registered No: 4083914

Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

www.compass-group.com

Auditors
Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Financial advisors
Citigroup Global Markets Ltd
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Legal advisors
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Stockbrokers
Morgan Stanley & Co International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

FSC Mixed Sources

Designed and produced by Carnegie Orr +44 (0)20 7610 6140. Printed in the UK by CTD.

This report is printed on Look, which is 100% ECF (Elemental Chlorine Free) pulp and is 100% recyclable and sourced from carefully managed and renewed commercial forests, certified in accordance with the FSC (Forest Stewardship Council). The mill is ISO 14001 certified. Our printers are fully accredited to the ISO 14001 environmental management system. They utilise vegetable based inks and operate a direct computer to plate repro system, eliminating the need for film with its chemicals such as developer and acid fixers.

COMPASS
GROUP

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

RECEIVED
2008 JUL 11 P 12:

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	04	2008	02	05	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,775	52,000	123,525
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28 / 04 / 2008	02 / 05 / 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	820	10,175	22,938
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.668	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	04	2008	02	05	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	750	55,500	41,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1375	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Vidacos Nominees Limited Address Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Class of shares allotted Ordinary	Number allotted 305,888
Name(s) Mrs Nicola Patricia Davis Address The Bluebells, Tewkesbury Road, Gloucester UK Postcode GL2 9PY	Class of shares allotted Ordinary	Number allotted 820
Name(s) Mrs Natalie Yates Address 11 Thirsk Drive, Lincoln UK Postcode LN6 8SZ	Class of shares allotted Ordinary	Number allotted 3,775
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 2 May 2008

** A ~~director~~ / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

RECEIVED

2008 JUN 11 P 12:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	06	05	2008
To	09	05	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,676	10,000	235,475
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	05	2008	09	05	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	839	17,760	27,801
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.668	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	05	2008	09	05	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,250	125,000	23,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1375	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode: E14 5LB	Ordinary	442,286
Name(s): Mr Michael Bromley Address: 60 Kilner House, Clayton Street, Kennington, London UK Postcode: SE11 5SE	Ordinary	756
Name(s): Mr Michael Andrew Croxton Address: 7 Blenheim Road, Burntwood, Staffordshire UK Postcode: WS7 2HZ	Ordinary	1,065
Name(s): Mrs Alsion Mary Parsley Address: 55 Linden Lea, Fareham, Hampshire UK Postcode: PO16 8DH	Ordinary	839
Name(s): Rafael Vicente Sanchez Address: Paseio Ocharan Yazas 9, 5 5*A, 39700 Castro-Urdiales, Spain UK Postcode:	Ordinary	1,855

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9.5.08.

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

RECEIVED
2008 JUN 11 P 12:0?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12 05 2008	16 05 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,588	5,000	387,950
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	05	2008	16	05	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,234	31,450	7,340
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.668	£2.902	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 12 Month 05 Year 2008	Day 16 Month 05 Year 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,950	78,000	79,500
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1375	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	05	2008	16	05	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	850		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.56		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode: E14 5LB	Ordinary	592,040
Name(s): Mr Michael Bromley Address: 60 Kilner House, Clayton Street, Kennington, London UK Postcode: SE11 5SE	Ordinary	1,234
Name(s): Mr Ian Moore Address: 6 Leeford, Chelmsford, Essex UK Postcode: CM1 4WT	Ordinary	4,588
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/5/08

** A director / secretary / ~~administrator / administrative receiver / receiver~~ / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

RECEIVED
2009 JUN 11 P 12:
FICE OF ... CORPORATE ...

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	05	2008	23	05	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,727	148,000	1,742,910
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19 05 2008	23 05 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,019	177,663	77,070
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.9020	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	19	05	2008
To	23	05	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,500	478,900	564,500
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1375	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	05	2008	23	05	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	20,773	500	4,588
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.3827	£3.56	£3.716

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) Vidacos Nominees Limited **Address** Participant ID 30XMH, Member Account SSB1 Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	3,206,554
Name(s) Ms Lyn Jackson **Address** 16 The Fox, Purton, Swindon, Wiltshire UK Postcode SN5 4EF	Ordinary	850
Name(s) Mr Steve Luccia **Address** 9218 Ginhouse Lane, Charlotte, NC28277, USA UK Postcode	Ordinary	10,000
Name(s) Mrs Audrey Jane McDowell **Address** New Bungalow, 105 Old Newry Road, Banbridge, Co Down UK Postcode BT32 4LJ	Ordinary	992
Name(s) Mr William O'Driscoll **Address** 1 The Ridgeway, Acton, London UK Postcode W3 8LW	Ordinary	4,727

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed [signature] Date 23/5/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / official receiver / ~~receiver manager / voluntary arrangement~~ supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

DATACARE SOFTWARE GROUP

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year
Date of termination of appointment	2 3	0 5	2 0 0 8

as director ✓ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Timothy Charles

Surname: Parker

	Day	Month	Year
†Date of Birth	1 9	0 6	1 9 5 5

RECEIVED 2008 JUN 11 P 12: OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 23.5.08

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form May 2004

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	05	2008	30	05	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	243,550	27,565	159,645
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.2925	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	05	2008	30	05	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,500	52,500	49,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1375	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	05	2008	30	05	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,250		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.56		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Ltd Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	535,010
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed MJohal Date 30-5-08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932-574225
DX number DX exchange

END